0-19884

02043434

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002 7/31/02

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date August 6, 2002

By [signature]
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

LEADINGBRANDS™

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 214-9722 ext. 238
Email: rmcrae@LBIX.com

Derek Henrey
Chief Financial Officer
Leading Brands, Inc.
Tel: (604) 214-9722 Ext.313
Email: dhenrey@LBIX.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

LEADING BRANDS, INC. ANNOUNCES RESULTS FOR FIRST QUARTER of FISCAL 2002

Net Income $0.08Cdn ($0.05US) Per Share
Bottling Plants Set Monthly Production Records
Mt. Woodside Spring Sells Record 1,200,000 US gals. in both May and June
Response to TREK™ Exceeds Expectations in Test Markets

VANCOUVER, CANADA, July 8, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada's largest independent, fully integrated premium beverage company, is pleased to announce financial results for the first quarter of its 2002 fiscal year ending February 28, 2003.

Net income for the period was $1,106,000Cdn ($703,000US) or $0.08Cdn ($0.05US) per share versus $1,181,000Cdn ($760,000US) or $0.09Cdn ($0.06US) per share for the first quarter ending May 31, 2002. Revenue for the quarter was $17,977,000Cdn ($11,431,000US) versus $20,126,000Cdn ($12,964,000US) in the prior year.

The quarterly revenue reduction is attributable to the Company's transition of its SoBe® beverage business from distribution to co-pack and the consequently lower revenue per case. This is the last year over year quarter revenue comparison which will be adversely affected by that change.

Leading Brands Chairman & CEO Ralph D. McRae said: "Much of our focus over this past quarter has been on preparation for the launch of our two major new brands: TREK™ Optimized Performance Beverage™ which started its roll out in late June and our PEZ® 100% Juice line which is to follow later this Summer. I am proud that our people were able to maintain focus on the bottom line and increasing our core business with all of the activity swirling around these highly anticipated new brands. Our bottling plants are busier than ever, setting monthly volume records."

Mr. McRae added: "We have also recently signed up a major new customer for sales of bulk water from our 22 acre Mt. Woodside Spring Site just outside Vancouver. In the months of May and June, we sold almost 1,200,000 US gallons of water from that site."

Mr. McRae concluded, "Initial consumer response to TREK™ as measured by sales at the limited number of retail outlets presently carrying the product has greatly exceeded our most optimistic expectations. We are now extending our rollout to a wider market area."

Income Taxes:
In accordance with Generally Accepted Accounting Principles, at each balance sheet date the Company is required to reassess any unrecognized future income tax assets and adjust their valuation accordingly. During the quarter the Company determined that, based on current and forecasted earnings trends, it should record future income tax assets in the amount of $576,000Cdn ($366,000US).

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSE:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Johnny's Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

This news release is available at www.LBIX.com

(tables follow)

###

LEADINGBRANDS™

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)	3 months ending May 31, 2002	3 months ending May 31, 2001
Sales	**$ 17,977,529**	$ 20,125,929
Expenses (Income)		
Cost of sales	**13,860,912**	15,759,761
Operations, selling, general & administration expenses	**3,083,589**	2,695,683
Depreciation and amortization	**345,178**	552,303
Interest expense	**166,091**	246,602
Other	**(8,077)**	(308,999)
	17,447,693	18,945,350
Net income before taxes	**529,836**	1,180,579
Income Taxes		
Current	**(193,000)**	495,843
Recognition and utilization of tax benefits carried forward, not previously recognized	**(383,000)**	(495,843)
Net income after income taxes	**1,105,836**	1,180,579
Deficit, beginning of period	**(13,438,168)**	(15,524,240)
Preferred share dividends	**3,450**	-
Deficit, end of period	**(12,335,782)**	(14,343,661)
EARNINGS PER SHARE		
Basic	**$0.08**	$0.09
Fully diluted	**$0.07**	$0.07
Weighted average number of shares outstanding	**13,593,310**	13,659,903

LEADINGBRANDS™

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

EXPRESSED IN UNITED STATES DOLLARS	3 months ending May 31, 2002	3 months ending May 31, 2001
Sales	**$ 11,430,997**	$ 12,963,561
Expenses (Income)		
Cost of sales	**8,813,450**	10,151,215
Operations, selling, general & administration expenses	**1,960,698**	1,736,350
Depreciation and amortization	**219,481**	355,751
Interest expense	**105,609**	158,842
Other	**(5,136)**	(199,033)
	11,094,101	12,203,124
Net income before taxes	**336,896**	760,437
Income Taxes		
Current	**(122,719)**	319,384
Recognition and utilization of tax benefits carried forward, not previously recognized	**(243,530)**	(319,384)
Net income after income taxes	**703,145**	760,437
Deficit, beginning of period	**(9,404,297)**	(10,738,871)
Preferred share dividends	**2,194**	-
Deficit, end of period	**(8,703,346)**	(9,978,434)
EARNINGS PER SHARE		
Basic	**$0.05**	$0.06
Fully diluted	**$0.04**	$0.05
Weighted average number of shares outstanding	**13,593,310**	13,659,903

LEADINGBRANDS™

July 29, 2002

To our shareholders:

Re: Leading Brands, Inc. (the "Company") - Quarterly Interim Report and Revised Proxy

Enclosed is the Company's First Quarter Interim Report for the period ended May 31, 2002.

Also enclosed is an Addendum to the Information Circular, along with a Revised Proxy, referring to the approval of the issuance of 42,151 common shares of the Company to employees as a bonus for past performance.

The Addendum and approval are being done at the request of the stock exchanges that the Company's shares are listed on.

Please complete and return the Revised Proxy instead of the proxy that was sent to you earlier this month.

Yours truly,
LEADING BRANDS, INC.
per

(signed) Marilyn Kerzner

Marilyn Kerzner
Director of Corporate Affairs

We Build Brands™

7400 RIVER ROAD RICHMOND BC CANADA V6X 1X6 TEL: 604-214-9722 / FAX: 604-214-9733
www.LBIX.com

LEADING BRANDS, INC.
160 - 7400 River Road
Richmond, British Columbia
Canada, V6X 1X6
www.LBIX.com

ADDENDUM TO INFORMATION CIRCULAR

This amendment amends and supplements the provisions of the Information Circular dated July 10, 2002 (the "Circular") of Leading Brands, Inc. All other terms and provisions of the Circular remain as specified in the Circular. All capitalized terms shall have the meanings given to such terms in the Circular, unless otherwise defined herein.

1. The following is added on page 15 of the Circular immediately prior to the heading entitled "Other Business":

   "**Incentive Bonus Shares**

   From time to time the directors have on a discretionary basis authorized the issuance of common shares to officers and employees of the Company and its subsidiaries as a bonus for past performance. The purpose of authorizing the issuance of the shares as a bonus is to recognize and compensate employees for past performance and to provide an incentive for their continued involvement with the Company and increase their efforts on its behalf.

   On April 3, 2002 the directors authorized the issuance of up to 42,151 common shares as a bonus to 14 officers and employees of the Company or its subsidiaries (the "Bonus Shares"), at an issue price of US$1.70 per share, being the closing price of the Company's common shares on NASDAQ immediately prior to the authorization. The largest number of shares authorized for issuance to any one individual was 5,554 shares.

   Shareholder approval will be sought for the issuance of the Bonus Shares.

   Management of the Company is seeking shareholder approval to the following ordinary resolution:

   'RESOLVED THAT the allotment and issuance of the 42,151 Bonus Shares to 14 officers and employees of the Company or its subsidiaries at an issue price of US$1.70 per share is hereby ratified, approved and confirmed.'

   Shareholder approval of the issuance of the Bonus Shares is being sought in order to satisfy the requirements of the stock exchanges having jurisdiction over the Company. If shareholder approval is not obtained, the Bonus Shares will not be issued."

BOARD APPROVAL

The contents of this Addendum have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on June 21, 2002.

DATED at Richmond, British Columbia, this 29th day of July, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Ralph D. McRae
Ralph D. McRae, Chairman, President and
Chief Executive Officer

Proxy (Revised)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

LEADING BRANDS, INC.

TO BE HELD IN THE THURLOW ROOM, 1111 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA

ON TUESDAY, AUGUST 27, 2002, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, RALPH D. MCRAE, the Chairman of the Board, and the President, Chief Executive Officer and a Director of the Company, or failing this person, **R. THOMAS GAGLARDI**, the Secretary and a Director of the Company, or in the place of the foregoing, ____________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Iain J. Harris		N/A	
2. To elect as Director, Douglas Carlson		N/A	
3. Appointment of BDO Dunwoody LLP as auditors of the Company		N/A	
4. To authorize the Directors to fix the Auditors' remuneration		N/A	
5. To approve, generally, the granting and exercise of incentive stock options			N/A
6. To authorize the directors to issue 42,151 bonus shares to officers and employees of the Company and its subsidiaries			N/A
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

To Our Shareholders:

In our fiscal first quarter ended May 31, 2002, net income for the period was $1,106,000Cdn ($703,000US) or $0.08Cdn ($0.05US) per share versus $1,181,000Cdn ($760,000US) or $0.09Cdn ($0.06US) per share for the first quarter ending May 31, 2001. Revenue for the quarter was $17,976,000Cdn ($11,431,000US) versus $20,126,000Cdn ($12,964,000US) in the prior year.

The quarterly revenue reduction is attributable to the Company's transition of its SoBe® beverage business from distribution to co-pack and the consequently lower revenue per case. This is the last year over year quarter revenue comparison which will be adversely affected by that change.

Much of our focus over this past quarter has been on preparation for the launch of our two major new brands: TREK™ Optimized Performance Beverage™ which started its roll out in late June and our PEZ® 100% Juice line which is to follow later this Summer. I am proud that our people were able to maintain focus on the bottom line and increasing our core business with all of the activity swirling around these highly anticipated new brands. Our bottling plants are busier than ever, setting monthly volume records.

We have also recently signed up a major new customer for sales of bulk water from our 22 acre Mt. Woodside Spring Site just outside Vancouver. In the months of May and June, we sold almost 1,200,000 US gallons of water from that site.

What I am perhaps most excited about is the initial consumer response to TREK™, as measured by sales at the limited number of retail outlets presently carrying the product. Sales have greatly exceeded our most optimistic expectations. We are now extending our rollout to a wider market area.

You will also in this quarter for the first time see an item in our Income Statement entitled "recognition and utilization of tax benefits carried forward, not previously recognized". In accordance with Generally Accepted Accounting Principles, at each balance sheet date the Company is required to reassess any unrecognized future income tax assets and adjust their valuation accordingly. During the quarter the Company determined that, based on current and forecasted earnings trends, it should record future income tax assets in the amount of $576,000Cdn ($366,000US).

Thank you for your continued support.

Ralph D. McRae
Chairman & CEO

(EXPRESSED IN UNITED STATES DOLLARS)

SALES

Sales for the quarter ended May 31, 2002 were $11,430,997, compared to $12,963,561 in the previous year, representing a decrease of 11.8% or $1.5 million. The decrease is attributed to the following:

- reduction in sales due to termination of SoBe license agreement and resulting change from being a distributor to being a co-packer 15.8% ($2.1 million)
- effects of exchange rate changes reduced reported sales in US dollars by 1.1% ($0.2 million)
- *net sales increases in co-pack operations and sale of products 5.1%* ($0.8 million)

COST OF SALES AND MARGIN

Cost of sales decreased from $10,151,215 to $8,813,450 as a result of the sales decrease. The margin percentage of 23% shows a slight increase over the 22% in the prior year. This is primarily due to the proportionate increase in co-pack revenue which has a higher margin than other sales.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

These expenses increased from $1,736,350 to $1,960,698, due primarily to higher wage and other costs related to setting up the Leading Brands of America office in Stamford , CT, costs related to the new TREK™ product and management bonuses.

OTHER EXPENSES

Depreciation and amortization in the quarter decreased by $136,361 from $355,751 in the prior year to $219,481 due to the sale of capital assets, the change in amortization rates for certain production equipment as explained in the summary of significant accounting policies in the annual financial statements and the implementation of the new requirements for amortization of goodwill and intangibles as discussed in Note 2. Interest decreased by $53,233 from $158,842 to $105,609 due to lower average borrowings and interest rates during the year.

OTHER INCOME

In the prior year, the net gain of $199,033 related to the SoBe termination and related sale and writedown of capital assets.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except that the new accounting recommendations issued by the Canadian Institute of Chartered Accountants regarding Goodwill and Other Intangible Assets have been adopted. Goodwill and intangible assets with an indefinite life are no longer being amortized. The impact of this is estimated at $67,100 for this quarter.

Certain of the prior year figures have been reclassified to conform with the current presentation.

3. LONG-TERM INVESTMENT AND ADVANCES

Effective January 1, 2001 the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (NTI) in exchange for preferred shares in NTI with a stated value of $7.8 million. Under Canadian GAAP applicable to non-monetary transactions the value attributed to the shares was $4,584,301, which was the book value of the assets disposed of. The Company has also entered into a management agreement to provide certain management and administrative services to NTI until February 28, 2003. Subsequent to the disposition of the property the Company advanced approximately $1,546,000 to NTI primarily for marketing costs and purchases of capital assets. To support the Company's investment further advances are anticipated. The preparation of financial statements in accordance with Canadian Generally accepted accounting principles requires management to make estimates and assumptions that affect recording of transactions and balances. Changes in future conditions could require a material change in the recognized amounts.

4. INCOME TAX EXPENSE

During the quarter the Company reassessed unrecognized future income tax assets and based on current and forecasted earnings trends, recorded future income tax assets in the amount of $366,249.

5. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ending May 31, **2002**	*Three months ending May 31, 2001*
Accounts receivable	**(299,756)**	564,803
Inventory	**(843,757)**	685,434
Prepaid expenses	**(247,031)**	25,494
Accounts payable and accrued liabilities	**1,546,824**	(2,257,048)
Changes in non-cash operating working capital items	**156,280**	(981,317)

6. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company's principal operations are comprised of an integrated manufacturing and distribution system for beverages, water and snack foods. Substantially all of the Company's operations, assets and employees are located in Canada and export sales are not significant.

7. CONTINGENCIES

The Company is party to various legal claims which have arisen in the normal course of business. There have been no material changes in the status of these claims since the issue of the most recent audited annual financial statements.

LEADINGBRANDS™

LEADING BRANDS, INC.
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTER ENDED MAY 31, 2002

INCOME TAXES

As explained in Note 4 the Company recognized a portion of its previously unrecognized future income tax assets during the quarter. This resulted in an increase to income of $366,249 compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2002, the Company had negative working capital of $239,540 compared to negative working capital of $208,400 at the prior year end. Bank indebtedness was $1,588,116 compared to $1,276,193 for the prior year. There were no cash or cash equivalents as at May 31, 2002 or the previous year end.

The Company has unused borrowing capacity on its revolving demand loan of approximately $1.2 million at as May 31, 2002.

CASH FLOWS

Net cash generated from operating activities for the quarter ended May 31, 2002 was $739,142. Operating activities generated $582,862 of cash compared to $756,051 that was generated in the prior year. Working capital changes generated $156,280 as the seasonal increases in inventory and accounts receivable were more than offset by increases in accounts payable. In the prior year the working capital changes utilized $981,317 of cash as a portion of the termination payment was used to significantly reduce accounts payable and take supplier discounts where appropriate.

Net cash utilized in investing activities was $703,199 compared to $4,429,234 generated in the prior year. The primary reasons for the difference are the payments received in the prior year as a result of the termination of the SoBe agreement and the related purchase and sale of coolers. Also, during the quarter ended May 31, 2002, the Company expended $356,504 on deferred costs related primarily to the TREK™ product and the set-up of the Company's US subsidiary in Stamford, CT. As in the prior year funds were advanced to Northland Technologies Inc. as explained in Note 3.

Financing activities generated $32,970 as $278,952 of long term debt was repaid and bank indebtedness increased by $311,922. In the prior year $113,092 of long term debt was repaid, while bank indebtedness decreased by $4,121,720.

LEADING BRANDS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)	*May 31* **2002**	*February 28* 2002
ASSETS		
Accounts receivable	**$ 4,003,311**	$ 3,524,115
Inventory	**3,027,825**	2,059,638
Prepaid expenses	**414,324**	152,672
Future Income Taxes	**263,089**	
	7,708,549	5,736,425
Capital assets	**8,362,085**	7,987,532
Trademarks and rights	**343,369**	334,606
Goodwill	**2,194,727**	2,093,348
Deferred costs	**574,013**	229,451
Long-term investment and advance	**6,494,166**	6,013,511
Other costs	**32,723**	31,211
Future Income Taxes	**113,874**	
	$25,823,506	$22,426,084
LIABILITIES		
Bank indebtedness	**$1,588,116**	$1,276,193
Accounts payable and accrued liabilities	**5,598,370**	3,821,235
Current portion of long-term debt	**761,604**	847,397
	7,948,090	5,944,825
Long-term debt	**2,054,153**	2,112,144
Convertible preferred shares	**1,156,675**	1,072,202
	11,158,918	9,129,171
SHAREHOLDERS' EQUITY		
Share capital		
Common shares	**23,452,934**	23,452,934
Equity component of convertible preferred shares	**312,903**	310,709
Deficit	**(8,703,346)**	(9,404,297)
Currency translation adjustment	**(397,903)**	(1,062,433)
	14,664,588	13,296,913
	$25,823,506	$22,426,084

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT *(UNAUDITED)*

(EXPRESSED IN UNITED STATES DOLLARS)	*Three months ending May 31,* **2002**	*Three months ending May 31, 2001*
Sales	**$11,430,997**	$12,963,561
Cost of sales	**8,813,450**	10,151,215
Operations, selling, general & administration expenses	**1,960,698**	1,736,350
Depreciation and amortization	**219,481**	355,751
Interest expense	**105,608**	158,842
Other income	**(5,136)**	(199,033)
	11,094,101	12,203,124
Net income (loss) before taxes	**336,896**	760,437
INCOME TAXES (RECOVERY)		
Current	**(122,719)**	319,384
Recognition and utilization of tax benefits carried forward, not previously recognized	**(243,530)**	(319,384)
	(366,249)	-
Net income (loss) after income taxes	**703,145**	760,437
Deficit, beginning of period	**(9,404,297)**	(10,738,871)
Preferred share dividends	**2,194**	-
Deficit, end of period	**(8,703,346)**	(9,978,434)
EARNINGS (LOSS) PER SHARE		
Basic	**$0.05**	$0.06
Fully diluted	**$0.04**	$0.04
Weighted average number of shares outstanding	**13,553,386**	13,659,903

LEADING BRANDS, INC. AT A GLANCE

Leading Brands, Inc. is the largest independent fully integrated brand management company in Canada.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX TSX: LBI
Toll Free: 1-800-729-2746
Website: www.LBIX.com

Officers of the Company

Tim Dagg
President, North American Bottling

Thomas Gaglardi
Secretary

Derek Henrey, CA
Chief Financial Officer

Gerry Kenyon
Chief Operating Officer – Leading Brands, Inc.
President & Chief Operating Officer – Leading Brands of Canada, Inc. and Quick, Inc.

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert W. Miller
President – Leading Brands of America, Inc.

Dave Read
President – The TREK Company, Inc.
President – LBI Brands, Inc.

Howard Wishner
Executive Vice President of Marketing and Chief of Corporate Communication

LEADINGBRANDS™

LEADING BRANDS, INC.
160 – 7400 River Road
Richmond, BC Canada V6X 1X6
Tel: 604-214-9722 Fax: 604-214-9733
Toll free: 1-800-729-2746
www.LBIX.com

PRINTED IN CANADA

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)	Three months ending May 31 2002	Three months ending May 31 2001
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net income (loss) for the year	**$703,145**	$ 760,437
Items not involving cash		
Depreciation and Amortization	**219,481**	355,751
Gain on sale of assets to South Beach Beverage Co. LLC	**-**	(778,817)
Future Income Taxes	**(366,249)**	-
Gain on sale of assets	**(5,136)**	-
Interest accretion on convertible preferred shares	**31,621**	-
Write-down of capital assets	**-**	418,680
Changes in non-cash operating working capital items	**156,280**	(981,317)
	739,142	(225,266)
INVESTING ACTIVITIES		
Purchase of capital assets	**(174,098)**	(534,811)
Advances to Northland Technologies Inc.	**(176,325)**	(386,849)
Proceeds from termination of agreement	**-**	4,087,917
Proceeds on sale of capital assets	**11,445**	1,276,247
Expenditures on deferred costs	**(356,504)**	-
Expenditures on trademarks and rights	**-**	(13,270)
Other investments and advances	**(7,717)**	-
	(703,199)	4,429,234
FINANCING ACTIVITIES		
Increase (decrease) in bank indebtedness	**311,922**	(4,121,720)
Purchase of treasury stock	**-**	(12,852)
Repayment of long-term debt	**(278,952)**	(113,092)
	32,970	(4,247,664)
Effect of exchange rate changes on cash	**$ (68,914)**	$ 43,696
Cash, beginning and end of year	**$ -**	$ -
Interest paid	**$ 43,776**	$ 138,321
Income tax paid	**$ -**	$ -

LEADING BRANDS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
(UNAUDITED)

1. SHARE CAPITAL

	May 3 200
Authorized:	
Common shares without par value	**100,000,00**
Preferred shares without par value designated into the following series:	
Series "A" preferred shares, without par value	**1,000,00**
Series "B" preferred shares, without par value	**10**
Series "C" preferred shares, without par value	**1,000,00**
Series "D" preferred shares, without par value	**4,000,00**
Series "E" preferred shares, without par value	**4,000,00**
Undesignated	**9,999,90**
Issued:	
Common shares without par value	**13,661,78**
Treasury Stock	**(108,40**
Series "E" preferred shares, without par value	**2,000,00**

There were no shares issued, converted or purchased during t quarter.

Stock options granted and cancelled during the period	Issued and outstanding options	Weight avera exercise pri
Outstanding at February 28, 2002	3,000,000	$1.(
Granted	833,500	1.7
Cancelled	(3,500)	1.7
Outstanding at May 31, 2002	3,830,000	$1.

At May 31, 2002 there were 2,439,363 vested options outstandi at an average strike price of $1.03

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements have been prepar in accordance with generally accepted accounting principles for inte im financial information. These interim financial statements do r include all the disclosures required under Canadian generally accep ed accounting principles and should be read in conjunction with t most recent audited annual financial statements.

COPY

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

1. Name, address and telephone number of the issuer of the security distributed:

   Leading Brands, Inc.
   160 - 7400 River Road
   Richmond BC V6X 1X6
   Tel: 604-214-9722

2. The issuer is a reporting issuer in British Columbia and in Ontario.

3. The issuer is listed on the Toronto Stock Exchange and on Nasdaq.

4. Description of the type of security and the aggregate number distributed:

   200,000 warrants to purchase common shares, at a price of $US 1.00, and
   200,000 warrants to purchase common shares, at a price of $US 1.25
   all expiring August 31, 2006.

5.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Cdn$)(1)	Exemption relied on	Length of any restricted or seasoning period
Stan Altschuler Jericho, NY USA	200,000 200,000	July 17, 2002(2) July 17, 2002(2)	1.54 / 308,000 1.92 / 384,000	74(2)(9) 74(2)(9)	None (3) None (3)

(1) Conversion rate July 17, 2002 of 1.5391
(2) The commitment to issue the warrants was made on August 28, 2001, effective September 1, 2001 and confirmed on February 19, 2002. However, the warrants were not issued until July 17, 2002.
(3) The issuer has been reporting in British Columbia for at least 12 months.

6. See attached Schedule.

7. Total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia:

   Nil

8. Compensation paid in connection with the distribution:

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Richmond BC this 31st day of July, 2002.

LEADING BRANDS, INC.

Name of issuer

Signature of authorized signatory

Derek Henrey, CFO

Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule to Form 45-902F

6.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Stan Altschuler 46 Country Club Dr. Jericho NY USA	516-829-7111 saltschuler@sgi-ir.com	200, 000 warrants @ US$1.00 and 200,000 warrants @ US$1.25	74(2)(9)

FORM: 1 CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE: Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company's name), as follows:

Company Name	Phone
A – Em	416.947.4538
En – N	416.947.4504
O – Z	416.947.4616

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

This Form replaces the "Changes in Capital Structure" form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**13,553,386**
ADD:	Stock Options Exercised	47,581	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Closing Issued and Outstanding Share Balance*		**13,600,967**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		Nil
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		Nil

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Stock Option Agreements

Stock Options Outstanding — Opening Balance **3,830,000**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	Nil

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
July 18/02	Dene Hargreaves	July1/97 (extended June 19/00)	US$2.25	25,600
July 23/02	Sinan AlZubaidi	Apr.6/98 & June 8/99 & Jan.22/01	US$1.00	21,981
			SUBTOTAL	47,581

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	Nil

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	Nil

Stock Option Outstanding — Closing Balance **3,782,419**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		3,833,500
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)	47,581	
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**3,785,919**

All information reported in this Form is for the month of July, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Marilyn Kerzner

PHONE / EMAIL 604-214-9722 (Ext.270) mkerz@LBIX.com

DATE August 6, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of July 2002

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date August 6, 2002

By Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

LEADINGBRANDS™

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 214-9722 ext. 238
Email: rmcrae@LBIX.com

Derek Henrey
Chief Financial Officer
Leading Brands, Inc.
Tel: (604) 214-9722 Ext.313
Email: dhenrey@LBIX.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

LEADING BRANDS, INC. ANNOUNCES RESULTS FOR FIRST QUARTER of FISCAL 2002

Net Income $0.08Cdn ($0.05US) Per Share
Bottling Plants Set Monthly Production Records
Mt. Woodside Spring Sells Record 1,200,000 US gals. in both May and June
Response to TREK™ Exceeds Expectations in Test Markets

VANCOUVER, CANADA, July 8, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada's largest independent, fully integrated premium beverage company, is pleased to announce financial results for the first quarter of its 2002 fiscal year ending February 28, 2003.

Net income for the period was $1,106,000Cdn ($703,000US) or $0.08Cdn ($0.05US) per share versus $1,181,000Cdn ($760,000US) or $0.09Cdn ($0.06US) per share for the first quarter ending May 31, 2002. Revenue for the quarter was $17,977,000Cdn ($11,431,000US) versus $20,126,000Cdn ($12,964,000US) in the prior year.

The quarterly revenue reduction is attributable to the Company's transition of its SoBe® beverage business from distribution to co-pack and the consequently lower revenue per case. This is the last year over year quarter revenue comparison which will be adversely affected by that change.

Leading Brands Chairman & CEO Ralph D. McRae said: "Much of our focus over this past quarter has been on preparation for the launch of our two major new brands: TREK™ Optimized Performance Beverage™ which started its roll out in late June and our PEZ® 100% Juice line which is to follow later this Summer. I am proud that our people were able to maintain focus on the bottom line and increasing our core business with all of the activity swirling around these highly anticipated new brands. Our bottling plants are busier than ever, setting monthly volume records."

Mr. McRae added: "We have also recently signed up a major new customer for sales of bulk water from our 22 acre Mt. Woodside Spring Site just outside Vancouver. In the months of May and June, we sold almost 1,200,000 US gallons of water from that site."

Mr. McRae concluded, "Initial consumer response to TREK™ as measured by sales at the limited number of retail outlets presently carrying the product has greatly exceeded our most optimistic expectations. We are now extending our rollout to a wider market area."

Income Taxes:
In accordance with Generally Accepted Accounting Principles, at each balance sheet date the Company is required to reassess any unrecognized future income tax assets and adjust their valuation accordingly. During the quarter the Company determined that, based on current and forecasted earnings trends, it should record future income tax assets in the amount of $576,000Cdn ($366,000US).

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSE:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Johnny's Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

This news release is available at www.LBIX.com

(tables follow)

# # #

LEADINGBRANDS™

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)	3 months ending May 31, 2002	3 months ending May 31, 2001
Sales	**$ 17,977,529**	$ 20,125,929
Expenses (Income)		
Cost of sales	**13,860,912**	15,759,761
Operations, selling, general & administration expenses	**3,083,589**	2,695,683
Depreciation and amortization	**345,178**	552,303
Interest expense	**166,091**	246,602
Other	**(8,077)**	(308,999)
	17,447,693	18,945,350
Net income before taxes	**529,836**	1,180,579
Income Taxes		
Current	**(193,000)**	495,843
Recognition and utilization of tax benefits carried forward, not previously recognized	**(383,000)**	(495,843)
Net income after income taxes	**1,105,836**	1,180,579
Deficit, beginning of period	**(13,438,168)**	(15,524,240)
Preferred share dividends	**3,450**	-
Deficit, end of period	**(12,335,782)**	(14,343,661)
EARNINGS PER SHARE		
Basic	**$0.08**	$0.09
Fully diluted	**$0.07**	$0.07
Weighted average number of shares outstanding	**13,593,310**	13,659,903

LEADINGBRANDS™

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

EXPRESSED IN UNITED STATES DOLLARS	**3 months ending May 31, 2002**	**3 months ending May 31, 2001**
Sales	**$ 11,430,997**	$ 12,963,561
Expenses (Income)		
Cost of sales	**8,813,450**	10,151,215
Operations, selling, general & administration expenses	**1,960,698**	1,736,350
Depreciation and amortization	**219,481**	355,751
Interest expense	**105,609**	158,842
Other	**(5,136)**	(199,033)
	11,094,101	12,203,124
Net income before taxes	**336,896**	760,437
Income Taxes		
Current	**(122,719)**	319,384
Recognition and utilization of tax benefits carried forward, not previously recognized	**(243,530)**	(319,384)
Net income after income taxes	**703,145**	760,437
Deficit, beginning of period	**(9,404,297)**	(10,738,871)
Preferred share dividends	**2,194**	-
Deficit, end of period	**(8,703,346)**	(9,978,434)
EARNINGS PER SHARE		
Basic	**$0.05**	$0.06
Fully diluted	**$0.04**	$0.05
Weighted average number of shares outstanding	**13,593,310**	13,659,903



Resources

With more than ***300,000 square feet*** of bottling and distribution facilities, LBI's 245 employees last year produced almost 100,000,000 litres of beverages in the equivalent of approximately 200,000,000 12oz bottles.

Competitive Advantages

LBI has developed five competitive advantages that are fueling its growth and profitability:

1. With a large research and development capability, LBI has extensive liquid and packaging design capabilities that allow it to inexpensively create and launch new and innovative products.
2. LBI's proprietary Integrated Distribution System (IDS) allows it to retain superior margins in getting its products to market.
3. As the only Canadian fully integrated company in the HRB category, LBI maintains a significant advantage over other competitors in this fast growing industry.
4. LBI's hot-fill beverage plants are capable of producing a full range of package types and sizes. LBI's particular bottling advantage derives from it's early adoption of hot-fill PET technology.
5. LBI's sophisticated Quick web-based fulfillment technology provides it with a material advantage in order tracking, processing and fulfillment.

Corporate Strategy

Having expanded across Canada over the past three years from a base in the West, LBI recently established its first presence in the United States, opening Leading Brands of America, Inc., a corporate sales and marketing office in Stamford, Connecticut. With a US beverage market 20 times the size of that in Canada this expansion provides the company with a tremendous growth opportunity.

LBI is executing its expansion strategy by building a US distribution network around its existing and new company owned brands and providing a resource to those looking to license new products and technology for exploitation.

Leading Brands Expansion Across North America


British Columbia
Alberta
Edmonton AB
Manitoba
Saskatchewan
Calgary AB
Vancouver BC
Quebec
Ontario
Newfoundland
New Brunswick
Nova Scotia
Pacific Ocean
Atlantic Ocean
Portland OR
Montreal QB
Toronto ON
Milwaukee WI
Salt Lake City UT
Stamford CT
WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
ME
VT
NH
Corporate Office
Regional Warehouse
Packaging Plant
Distribution Centre
Regional Sales
Gulf of Mexico

Corporate Headquarters:
Leading Brands, Inc.
160 - 7400 River Road
Richmond, BC Canada
V6X 1X6
(604) 214 9722
Derek Henrey, CFO
dhenrey@LBIX.com

US Contact Information
Leading Brands of America, Inc.
880 Canal St.
Stamford, CT USA 06902
(203) 323 9435
Howard Wishner, EVP Marketing and Corporate Communications
hwish@LBIX.com

Stock Information:
Traded: Nasdaq - LBIX
TSX - LBI
Market Cap: $22M US
Shares Outstanding: 13.6M
Float: 7M
Fiscal Year End: Feb. 28

Investor Relations:
Strategic Growth International, Inc.
StanleyAltschuler or
David Waldman
(516) 829 7111
info@sgi-ir.com

LEADINGBRANDS™

We Build Brands

(Nasdaq: LBIX, TSX: LBI)

Overview

Leading Brands, Inc. (LBI) is North America's fastest growing, vertically integrated beverage company. It has grown to become the third largest branded beverage company, second largest cracker company and fifth largest cookie company in Canada. The Company has developed a coast-to-coast distribution network, as well as an established portfolio of proprietary brands and a wide range of licensed products. The company is also a significant producer of private label products and a co-packer for major international beverage companies.

Leading Brands, Inc. is led by Ralph McRae, the Chief Executive Officer, and an impressive management team of highly regarded professionals from the food and beverage industries.

The Company anticipates that its primary future growth will come from the growing New Age or "Healthy Refreshment Beverage" category, where it is best poised to succeed. The HRB category has seen dramatic growth in both volume and margin because of the virtually limitless range of products that can be created in that category. LBI is the only fully integrated HRB company in North America, allowing LBI a unique opportunity to capitalize on its resources, competitive advantages and this trend.

Innovative Company On The Move

Leading Brands is profitable and has among the highest margins in the industry. This is due in part to Leading Brands' integrated expertise in all stages of the product lifecycle, from building brands to bringing them to market.

The Company is building upon its successful track record in Canada, by launching Leading Brands of America to capitalize upon the $58.9 billion US beverage market. The new division is being spearheaded by several of the foremost pioneers in the U.S. beverage industry. As part of this expansion, the Company is launching two major brands during the summer of 2002, with additional brands to follow.

Major Product Launches in 2002

PEZ

100% Juices

TREK®

ENGINEERED ENERGY™

Optimized Performance Beverage™



"New Age products are leading the growth in the refreshment beverage category today. They are responding to consumer demand for a vast array of healthy, high quality products."

Michael Bellas, Chairman, Beverage Marketing Corporation


Revenue Growth $Million US
$70
$60
$50
$40
$30
$20
$10
$0
1997
1998
1999
2000
2001*
2002E

*Due to change of SoBe relationship from distribution to co-pack.

OUR BRANDS

ALL NATURAL JOHNNY'S ROADSIDE

Iced Teas and Lemonades

COUNTRY HARVEST

Premium Juices

L'ORIGINAL CAESAR'S ORIGINAL

Tomato & Vegetable Cocktails

COOL CANADIAN

Premium Spring Water

LEADINGBRANDS™

Report To Shareholders

> "mr. mcrae, i just wanted to write and say that i am 19 years of age, and today i purchased my first 150 shares of stock, and they were in your company. i have done my research, and i am extremely pleased with what i have found with leading brands inc.
> i wish you all the best, and will enjoy following my stock, and your company in the time to come. thank you."
>
> -drew turner e-mail, February 2, 2002

Dear Shareholders:

At Leading Brands we understand that we work for Drew Turner and the others like him who place their trust in us by buying shares in our company. It is an awesome responsibility and one that we take very seriously.

As little as three years ago Leading Brands was a regional, Western Canadian bottler and distributor of beverages. As a new management team, we had just concluded a significant financial and business restructuring and conceived what we thought was a better way of doing business in this industry: what became our Integrated Distribution System or "IDS".

Through some good fortune and foresight we were among the first to identify the trend away from preservative-filled drinks to healthier alternatives. We consequently invested heavily in our 'hot fill plants' to increase efficiencies and capacity. We also foresaw the evolution in packaging from glass to more convenient and recyclable PET. We invested there too and became a leader in North America in that special type of bottling.

We were shortly thereafter rewarded by catching on to the early days of the SoBe® Healthy Refreshment craze. We around that time also became the first company to introduce energy drinks to Canada. Our IDS took those products and others to prominence across the country.

.../2

Although financially very successful for us, in the end the single most valuable thing we gleaned from those days was how to cost effectively develop and bring to market a power brand. It also became apparent to us that - in the healthy refreshment beverage arena - we were really the only company that was fully integrated and could thereby cost effectively control its entire product development process and supply chain.

With that knowledge and those resources, we more than two years ago started development of a product that we thought could revolutionize the beverage industry. The result was TREK™, the first Optimized Performance Beverage™. I invite you to visit the TREK™ website at www.trekenergy.com to learn more about that brand which we launched in June 2002.

Several months later we were approached to develop a line of beverages utilizing the Pez® candy trademarks. Our research indicated that the market was missing a drink for children that was both healthy and fun. We set out to create something that Moms would buy for their kids and that kids would drink. We searched out new and innovating packaging and the result was a 100% juice unlike anything else out there. You can get a sneak preview of Pez® Juice on our corporate site: www.LBIX.com.

We also saw how technology could change the way that food and beverage products were handled and provided to consumers. We worked for years to design - in the most cost-effective way possible - a home replenishment system like no other. Our Quick Home Delivery system now serves thousands of customers around the Greater Vancouver area at a cost per delivery that others can only dream of. I urge you to take a look at how we have seamlessly integrated a variety of functional, technological and logistical tasks by clicking on to www.quick.com.

To better serve our bottling customers we recently created a new division called North American Bottling. It is separately managed and operated so as to focus on being the best supplier of co-packing and private label services it can. Its mandate is to continue development of its technology and capacities to support our many good customers in their growth.

Today, we have offices and business across both Canada and the United States and are in the midst of launching TREK™ and Pez® Juice , internationally. But this is no time to rest. We are constantly looking to develop innovative new offerings, generate new business and improve the services we provide to our customers. Our ultimate goal is to grow our company profitably and responsibly, all the while keeping squarely in front of us the best interests of our shareholders; no matter how big or small.

Thank you, once again, for your continued support.

Ralph D. McRae
Chairman & CEO
July, 2002

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Notice is hereby given that the Annual and Special General Meeting (the "Meeting") of the shareholders of Leading Brands, Inc. (the "Company") will be held on Tuesday, August 27, 2002 in the Thurlow Room, 1111 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the report of the Directors, the audited consolidated financial statements of the Company for its fiscal year ended February 28, 2002 and the Report of the Auditor on those statements;
2. To elect Directors for the ensuing year;
3. To appoint the Company's auditor for the ensuing fiscal year and to authorize the Directors to fix the auditor's remuneration;
4. To approve, generally, the granting of incentive stock options;
5. To approve the transaction of such other business as may properly come before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

A registered shareholder who is unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the form of proxy enclosed and then complete and deposit the form of proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below. The form of proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed form of proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or with the Chairman of the Meeting prior to commencement.

The enclosed form of proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Richmond, British Columbia, the 28th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Ralph D. McRae

Ralph D. McRae, Chairman, President and
Chief Executive Officer

INFORMATION CIRCULAR

LEADING BRANDS, INC.
160 - 7400 River Road
Richmond, British Columbia
Canada V6X 1X6
www.LBIX.com

(all information as at July 2, 2002, unless otherwise noted)

In this Information Circular, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Persons Making The Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the "Company") for use at the annual and special general meeting (the "Meeting") of the Company's shareholders (the "Shareholders") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

Appointment Of Proxies

The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder's behalf at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the form of proxy and striking out the two printed names, or by completing another form of proxy.

Voting By Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (a "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Pacific Corporate Trust Company as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

A registered shareholder who has given a form of proxy may revoke it by an instrument in writing executed by the registered shareholder or by the registered shareholder's attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

Voting Securities And Principal Holders Of Voting Securities

As of July 10, 2002, the Company had issued and outstanding 13,661,786 fully paid and non-assessable common shares without par value in the capital stock of the Company (each, a "common share"). Each common share carries the right to one vote at meetings of members of the Company. The Company has no other classes of voting securities.

Any Shareholder of record at the close of business on July 10, 2002 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder's shares voted at the Meeting.

To the best of the knowledge and belief of the directors and senior officers of the Company, as of July 10, 2002, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

Election Of Directors

The Company's board of directors is currently comprised of six directors. These are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Iain J. Harris and Douglas Carlson, the directors in Class II, will expire at the conclusion of the 2002 annual and special general meeting to be held on August 27, 2002, while the terms of office of the directors in Classes III and I expire at the 2003 and 2004 annual general meetings, respectively. Accordingly, the number of directors to be elected at the Meeting is now two.

The persons named below will be presented for election at the Meeting as management's nominees. The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of voting shares of the Company beneficially owned, directly or indirectly, by each of them:

Name, Present Position(s) with the Company [(2)], Resident Country	Principal Occupation [(1)]	Director Since	Common Shares Held [(3)]
Iain J. Harris[(4)] Director Canada	Chairman and Chief Executive Officer of Summit Holdings Inc.	May, 1996	101,000
Douglas Carlson[(5)] Director United States of America	Chief Executive Officer of Fiji Natural Artesian Water Inc.	June 1999	864,000

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Present Position(s) with the Company [(2)], Resident Country	Principal Occupation [(1)]	Director Since	Term Expires	Common Shares Held [(3)]
Peter Buckley[(4)] Director Canada	President, Old Spaghetti Factory Canada Ltd.	August 1997	August 2003	1,000
Thomas Gaglardi[(4)] Secretary and Director Canada	President, Northland Properties Ltd.	October 1998	August 2003	1,184,000
Ralph D. McRae[(5)] Chairman, President, CEO and Director Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996.	March 1996	August 2004	402,260

Name, Present Position(s) with the Company (2), Resident Country	Principal Occupation (1)	Director Since	Term Expires	Common Shares Held (3)
Jonathan Merriman(5) Director United States of America	President and CEO of RateXchange Corporation since October 2000. Previously was Managing Director of Wells Fargo Van Kasper and Seidler & Company.	January 1999	August 2004	663,400

(1) Each of the nominees named above has held the principal occupation or employment indicated for at least five years.
(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the individuals listed.
(4) Member of the Company's Audit Committee.
(5) Member of the Company's Compensation Committee.

If Messrs. Harris and Carlson are elected, they will each hold office as a director until the conclusion of the 2005 annual general meeting of the Company, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the *Company Act* of British Columbia.

An Advance Notice of Meeting inviting nominations for election as directors, as required by s.111 of the Company Act, was published in The Province, a Vancouver, British Columbia newspaper, on Friday, June 28, 2002. Copies of such Advance Notice of Meeting were delivered to the British Columbia Securities Commission, the Toronto Stock Exchange and the Nasdaq Stock Market. No nominations have been received from shareholders of the Company.

Corporate Governance

The Toronto Stock Exchange requires disclosure by each listed company in its information circular or annual report of its approach to corporate governance with reference to guidelines for effective corporate governance. The following discussion is provided in compliance with the listing requirements of The Toronto Stock Exchange.

The Company is fully or substantially aligned with nearly all of the guidelines. The guidelines are not requirements, but recommendations. Flexibility in approaches to corporate governance practices is important so that a company may develop its own system of corporate governance, reflecting its own circumstances, in order to most effectively pursue shareholder value.

The following table sets out the fourteen corporate governance guidelines from The Toronto Stock Exchange Company Manual, together with a summary of the position of the Company with respect to each guideline.

	Toronto Stock Exchange Corporate Governance Guidelines	Does the Company Align with the Guidelines	Comments
1.	Board should explicitly assume responsibility for stewardship of the Company, and specifically for:		
	a) adoption of a strategic planning process	Yes	Strategic issues are discussed at every meeting of the Board.
	b) identification of principal risks, and implementing risk management systems	Yes	The audit committee and the Board periodically assess these matters.
	c) succession planning and monitoring senior management	No	A formal succession plan has not been adopted. The Board intends to consider a plan in the future.
	d) communications policy	Yes	Inquiries from shareholders and from the investment community and media are addressed by the Chief Executive Officer, the Chief Financial Officer and the Chief of Corporate Communications.
	e) integrity of internal control and management information systems	Yes	Senior management, the audit committee, and the Company's auditors review the Company's systems of internal controls.
2.	Majority of directors should be "unrelated" (independent of management and free from conflicting interest)	Yes	Of the six Board members, four are unrelated.
3.	Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	In examining whether a particular director is "related" or "unrelated" the Board examined the factual circumstances of each director and considered them in context of a number of relevant factors.
4.	Appoint a committee of independent directors responsible for proposing new nominees to the board, and for the ongoing assessment of directors	No	A formal nominating committee has not been established.
5.	Implement a process for assessing the effectiveness of the Board, its committees and individual directors	Yes	Members of the Board periodically discuss the effectiveness of the composition and procedures of the Board as part of Board or committee meetings.
6.	Provide orientation and education program for new directors	Yes	New directors are provided considerable education and orientation about the Company and the industry.

7.	Examine the size of the Board, with a view to improving effectiveness	Yes	The Board currently consists of six members, which is within an effective range for the Company. The Board acts efficiently and encourages diversity of views and opinions.
8.	Review of compensation of directors in light of risks and responsibilities	Yes	Directors' fees are paid quarterly and on a per meeting basis. Directors also receive stock options. The compensation committee periodically reviews the compensation paid to Directors.
9.	Committees should generally be composed of non-management directors, and the majority should be unrelated	Yes	The audit committee is composed of non-management directors and the compensation committee has a majority of non-management directors.
10.	The Board should assume responsibility for or appoint a committee responsible for the Company's approach to corporate governance issues	Yes	The Board is responsible for the Company's approach to corporate governance issues.
11.	The Board should develop position descriptions for the Board and for the CEO and corporate objectives for the CEO	No	No specific position descriptions have been formulated. The Board has general responsibility to oversee the management of the Company and to represent shareholders' interests. The CEO's responsibility is to implement corporate policies and objectives as determined by the Board. Performance objectives relating to compensation may be established by the compensation committee.
12.	Establish structures and procedures to enable the Board to function independently of management	Yes	The audit committee is composed of non-management directors and the compensation committee has a majority of non-management directors. Independent directors are at liberty to have separate discussions apart from management and to engage outside advisors at the expense of the Company, where appropriate.
13.	Establish an audit committee with a defined mandate, composed of all outside directors	Yes	The audit committee is comprised entirely of non-management directors, and operates with defined terms of reference and operating procedures.
14.	Implement a system to enable individual directors to engage outside advisors, at the Company's expense	Yes	Any director or committee may engage outside advisors at the Company's expense, where appropriate.

Executive Compensation

Form 51-904F under the *Securities Act* (British Columbia) requires the disclosure of compensation received by each "Named Executive Officer" of the Company or its subsidiaries. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$100,000 (US$63,975 as at February 28, 2002) per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

During the most recently completed fiscal year of the Company, namely the year ended February 28, 2002, the Company and its subsidiary, Quick, Inc., had five Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)	Securities Under Options Granted (#)	Life insurance premiums (US$)
Ralph McRae, Chairman, President and CEO	2002	180,300	nil	52,434[1]	Nil[2]	636
	2001	156,696	125,000	56,157[1]	500,000 LBI[3] & 1,000,000 Quick[4]	592
	2000	117,274	125,000	57,947[1]	500,000 LBI[3]	592
Gerry Kenyon, Chief Operating Officer	2002	144,674	nil	nil	Nil[2]	806
	2001	113,125[5]	nil	nil	75,000 LBI[3] & 300,000 Quick[4]	617

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)	Securities Under Options Granted (#)	Life insurance premiums (US$)
Derek Henrey, CFO & VP Finance	2002	113,600	nil	nil	Nil (2)	766
	2001	83,836(7)	nil	nil	100,000 LBI(3) & 150,000 Quick(4)	548
Dave Read, President of LBI Brands, Inc.	2002	112,008	10,572	nil	Nil (2)	544
	2001	79,234	nil	nil	100,000 LBI(3)	502
	2000	46,959 (6)	nil	nil	100,000 LBI(3)	
Tim Dagg, President of North American Bottling	2002	103,496	10,572	nil	Nil (2)	742
	2001	79,234	nil	nil	100,000 LBI(3)	502
	2000	46,959 (8)	nil	nil	100,000 LBI(3)	

(1) BBI Holdings Inc., a company with a director in common with the Company, receives $4,369 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.

(2) On April 30, 2001, existing share options were cancelled and re-issued at an exercise price of US$1.00.

(3) Leading Brands, Inc. ("LBI")

(4) Quick, Inc. ("Quick") is a subsidiary of Leading Brands, Inc. There is no trading market for the common shares of Quick, Inc.

(5) Mr. Kenyon commenced employment with the Company in May 2000 and was so employed for 10 months during the fiscal year covered.

(6) Mr. Read commenced employment with the Company in July 1999 and was so employed for 8 months during the fiscal year covered. As of December 1, 2001, Mr. Read's status changed from employee to independent contractor.

(7) Mr. Henrey commenced employment with the Company in June 2000 and was so employed for 9 months during the fiscal year covered.

(8) Mr. Dagg commenced employment with the Company in July 1999 and was so employed for 8 months during the fiscal year covered.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company and its subsidiary, Quick, Inc. are granted from time to time to directors, officers and employees as an incentive. There were no new grants of options to the Named Executive Officers during the most recently completed fiscal year. No SARs (stock appreciation rights) were granted during this period. Certain options held by the Named Executive Officers were cancelled and re-issued on April 30, 2001 under a repricing program. See "Option and SAR Repricings".

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed fiscal year. The following table sets out the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] (US$)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (US$) Exercisable / Unexercisable[(2)] (US$)
Ralph McRae: - Leading Brands	nil	nil	1,000,000 / nil	850,000 / nil
Gerry Kenyon - Leading Brands	nil	nil	27,500 / 47,500	23,375 / 40,375
Dave Read - Leading Brands	nil	nil	114,145 / 85,855	97,023 / 72,977
Derek Henrey - Leading Brands	nil	nil	30,000 / 70,000	25,500 / 59,500
Tim Dagg - Leading Brands	nil	nil	114,145 / 85,855	97,023 / 72,977

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at February 28, 2002 was US$1.85

Option and SAR Repricings

In order to maintain the incentive nature of stock options previously granted by the Company to Named Executive Officers, directors and employees, the Company reprices its stock options from time to time where there has been a decline in the market price of the Company's shares. On April 30, 2001, the Company decided to reprice substantially all share options at strike prices greater than US$1.00 by cancelling such options and issuing new options on the same terms with an exercise price of US$1.00.

The following table sets out information regarding the repricing of stock options held by the Named Executive Officers.

Name	Date of Repricing	Securities under Options/SARs Repriced (#)	Market Price of Securities at Time of Repricing (US$/ Security)	Exercise Price at Time of Repricing (US$/ Security)	New Exercise Price (US$/Security)	Length of Original Option Term Remaining at Date of Repricing
Ralph McRae	April 30, 2001	500,000 300,000 200,000	0.74	2.00 1.47 1.63	1.00	9 years 4.5 years 4.5 years
Gerry Kenyon	April 30, 2001	75,000	0.74	1.75	1.00	4 years
Dave Read	April 30, 2001	50,000 50,000	0.74	1.48 1.31	1.00	3 years 3.5 years
Derek Henrey	April 30, 2001	100,000	0.74	1.125	1.00	4.5 years
Tim Dagg	April 30, 2001	50,000 50,000	0.74	1.48 1.31	1.00	3 years 3.5 years

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan for its officers and key employees, under which benefits are determined by final compensation and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

The employment status of one of the Named Executive Officers, Dave Read, changed on December 1, 2001 from employee to independent contractor. See "Summary of Compensation Table" for compensation details.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation Committee

The Company's Compensation Committee (the "Committee") consists of Ralph McRae, Jonathan Merriman, and Douglas Carlson. However, compensation matters may also be reviewed and approved by the entire board of directors. Mr. McRae is also a Named Executive Officer of the Company.

Report on Executive Compensation

The Committee is responsible for, among other things, reviewing and determining the annual salary, bonus/profit sharing and other compensation levels of the executive officers of the Company.

Compensation Principles. The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Committee's philosophy is to provide sufficient compensation opportunities for executives of the Company in order to attract, retain and motivate the best possible management team to lead the Company in the achievement of its performance goals. The Committee believes that compensation significantly based on performance is more likely to enhance the continuing financial success of the Company and the improvement of shareholder value. In furtherance of these goals, the Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the shareholders of the Company in the sustained growth of shareholder value.

Compensation Elements and Determination Process. For the financial year ended February 28, 2002, compensation for executive officers of the Company consisted of a fixed base salary and long term compensation in the form of stock options. Bonuses may be allocated by the Compensation Committee. Salary levels will be reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive. To aid in its assessments and with its ongoing responsibilities, the Committee will, from time to time, retain independent consultants to advise on compensation matters.

Compensation of Chief Executive Officer. The compensation of the chief executive officer is determined in accordance with the considerations described above, and in particular, by comparison to competitive compensation packages of chief executive officers of other companies of comparable size and complexity.

Summary. In summary, the Committee is ultimately responsible for determining, affirming or amending the level and nature of executive compensation of the Company. The Committee will have access, at the expense of the Company, to independent, outside compensation consultants for both advice and competitive data for the purpose of making such determinations. The Committee believes that the compensation policies and programs outlined above will ensure that levels of executive compensation truly reflect the performance of the Company, thereby serving the best interests of the shareholders.

Respectfully submitted by the Compensation Committee:

Douglas Carlson
Ralph McRae
Jonathan Merriman

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on February 28, 1997 with the cumulative total return of the NASDAQ Composite Index ("NASDAQ Index") for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. ("LBIX")
Comparison of Five Year Total Common Shareholders' Return


$400
$350
$300
$250
$200
$150
$100
$50
$0
1997
1998
1999
2000
2001
2002
LBIX
NASDAQ

	1997	1998	1999	2000	2001	2002
LBIX PRICE (US$)	$2.625	$2.125	$1.031	$2.406	$0.781	$1.85
NASDAQ INDEX	1309.00	1770.51	2288.03	4696.69	2151.83	1731.49

Compensation of Directors

During the fiscal years ended February 28, 1999, 2000 and 2001, no cash compensation was paid to any director of the Company for the director's services.

For the fiscal year ended February 28, 2002 directors who are not executive officers of the Company received $960 per quarter (pro-rated for those serving less than a full quarter) and $320 for each directors' meeting and committee meeting attended. Directors also receive stock options.

BBI Holdings Inc. ("BBI"), which is controlled by Ralph McRae, receives $4,369 per month for consulting services provided by Mr. McRae and another director of BBI. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers.

Indebtedness Of Directors, Executive And Senior Officers

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest Of Insiders In Material Transactions

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

Appointment Of Auditor

The management of the Company intends to nominate BDO Dunwoody LLP, Chartered Accountants, for appointment as auditor of the Company. Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of BDO Dunwoody LLP, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

The Company changed its auditor from Deloitte & Touche LLP, Chartered Accountants, to BDO Dunwoody LLP, Chartered Accountants, effective December 13, 2001.

As required by National Policy Statement No. 31, included as schedules to this Information Circular are copies of the following materials which were filed with securities regulatory authorities in connection with the change of auditor:

1. Notice of Change of Auditor dated as of December 13, 2001 (Schedule "A");
2. Letter from Deloitte & Touche LLP, Chartered Accountants, dated December 31, 2001 (Schedule "B");
3. Letter from BDO Dunwoody LLP, Chartered Accountants, dated December 21, 2001 (Schedule "C"); and
4. consent resolutions of the board of directors of the Company at which the Notice of Change of Auditor and the letters from the former auditors and successor auditors were reviewed by the audit committee (Schedule "D").

Management Contracts

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

Particulars of Matters to be Acted Upon

Incentive Stock Options

Director, officer, and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

Shareholder approval will be sought to the granting to the directors, officers, and employees of the Company of incentive stock options to purchase common shares in the capital of the Company, including any amendments thereto, for such periods, in such amounts and at such prices per share as agreed upon and at the discretion of the board of directors in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

Management of the Company is seeking shareholder approval to an ordinary resolution the full text of which is attached hereto as Schedule "E".

Other Business

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

BOARD APPROVAL

This Information Circular contains information as at July 2, 2002, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on June 21, 2002.

DATED at Richmond, British Columbia, this 10th day of July, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Ralph D. McRae
Ralph D. McRae, Chairman, President and
Chief Executive Officer

SCHEDULE "A"

NOTICE OF CHANGE OF AUDITOR

LEADING BRANDS, INC.
(the "Company")

TO: ALL HOLDERS OF COMMON SHARES IN THE CAPITAL OF THE COMPANY

Please be advised that the board of directors of the Company has asked its auditor, Deloitte & Touche LLP, Chartered Accountants, of P.O. Box 49279, Four Bentall Centre, 2100 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4 (the "Former Auditor") to resign from office effective December 13, 2001 and that BDO Dunwoody LLP, Chartered Accountants, of 600 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 (the "Successor Auditor") has agreed to act as the Company's auditor commencing on December 13, 2001.

The Company reports that there have been no reservations in the auditor's reports of Deloitte & Touche LLP for the two most recently completed fiscal years reported on ending February 28, 2000 and February 28, 2001.

In the opinion of the Company, there have been no "Reportable Events" (as defined below) in connection with the audit of the Company's two most recently completed fiscal years reported upon by Deloitte & Touche LLP.

For the purposes of this notice, National Policy Statement No. 31 of the Canadian Securities Administrators states that a Reportable Event may consist of "disagreements", "unresolved issues" and "consultations" between the Company and its Former Auditor. Unresolved issues and consultations are defined in the policy as follows:

Disagreements

Disagreements refer to any matter of audit scope, accounting principles or policies or financial statements disclosure that, if not resolved to the satisfaction of the former auditor, would have resulted in a reservation in the auditor's report.

Disagreements include both those resolved to the former auditor's satisfaction and those not resolved to the former auditor's satisfaction. Disagreements should have occurred at the decision-making level, i.e. between personnel of the reporting issuer responsible for the finalization of its financial statements and the personnel of the auditor firm responsible for authorizing the issuance of audit reports with respect to the reporting issuer.

The term disagreement is to be interpreted broadly. It is not necessary for there to have been an argument to have had a disagreement, merely a difference of opinion. The term disagreement does not include initial differences of opinion, based on incomplete facts or preliminary information, that were later resolved to the former auditor's satisfaction, provided that the reporting issuer and the former auditor do not continue to have a difference of opinion upon obtaining additional facts or information.

Unresolved Issues

Unresolved issues refer to matters which came to the former auditor's attention and which, in the former auditor's opinion, materially impact on the financial statements or audit reports (or which could have a material impact on them), where the former auditor has advised the reporting issuer about the matter and:

(a) the former auditor has been unable to fully explore the matter and reach a conclusion as to its implications prior to a resignation or termination of the former auditor;

(b) the matter was not resolved to the former auditor's satisfaction prior to a resignation or termination of the former auditor; or

(c) the former auditor is no longer willing to be associated with the financial statements prepared by management of the reporting issuer.

Consultations

Consultations refer to situations where the reporting issuer (or someone acting on its behalf) consulted the successor auditor regarding:

(a) the application of accounting principles to a specified transaction (either proposed or completed);

(b) the type of audit opinion that might be rendered on the reporting issuer's financial statements; or

(c) a disagreement as defined above;

and a written report or seriously considered oral advice was provided by the successor auditor to the reporting issuer.

The resignation of the Former Auditor and the recommendation to appoint the Successor Auditor were approved by the audit committee and the board of directors of the Company.

DATED as of the 13th day of December, 2001.

LEADING BRANDS, INC.

(signed) *"Ralph D McRae"*
Ralph D. McRae
Chairman, President, CEO

SCHEDULE "B"

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 – 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

December 31, 2001

Leading Brands, Inc.
7400 River Road
Richmond, BC
V6X 1X6

Attention: Mr. Derek Henrey

BDO Dunwoody LLP
Chartered Accountants
600 – 666 Burrard Street
Vancouver, BC
V6C 2X8

Attention: Mr. Don De Jersey

Dear Sirs:

Re: Leading Brands, Inc. (the "Company") – Change of Auditor

We confirm that we have reviewed the notice of change of auditor dated December 13, 2001 prepared by the Company and forwarded to us in accordance with National Policy Statement No. 31 and, based upon the information known to us at this time, we agree with the information contained therein.

Yours very truly,

(signed) *"Deloitte & Touche LLP"*

Chartered Accountants
Vancouver, BC

TVN/kb

Deloitte
Touche
Tohmatsu

SCHEDULE "C"

BDO

BDO Dunwoody LLP
Chartered Accountants and Consultants

600 Park Place
666 Burrard Street
Vancouver, BC, Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Direct Line: (604) 443-4706
E-mail: ddejersey@bdo.ca
14536

December 21, 2001

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

RE: Leading Brands, Inc. (the "Company") – Change of Auditor

We confirm that we have reviewed the notice of change of auditor dated December 13, 2001 prepared by the Company and forwarded to us in accordance with National Policy Statement No. 31 and, based upon the information known to us at this time, we agree with the information contained therein.

Yours truly,

(signed) *"BDO Dunwoody LLP"*

Per:

Don de Jersey, CA

DdJ/dll

cc: Derek Henrey, Leading Brands, Inc.
cc: Terrence Neill, Deloitte & Touche LLP

SCHEDULE "D"

LEADING BRANDS, INC.
(the "Company")

DIRECTORS' CONSENT RESOLUTIONS

We, the undersigned, being all of the Company's directors, hereby consent to and adopt in writing the following resolutions dated as of December 13, 2001:

1. CHANGE OF AUDITOR

WHEREAS the Board of Directors of the Company has asked its auditor, Deloitte & Touche LLP, Chartered Accountants ("Deloitte"), to resign as the Company's auditor effective December 13, 2001;

AND WHEREAS BDO Dunwoody LLP, Chartered Accountants ("Dunwoody"), have agreed to act as auditor of the Company, effective December 13, 2001;

BE IT RESOLVED THAT the Company accept the recommendation of the audit committee and accept the resignation of Deloitte and accept the recommendation of the audit committee and appoint Dunwoody auditor of the Company, effective as of December 13, 2001 and any one director of the Company is authorized to execute any and all documentation required in connection with the change of auditor, whether under the corporate seal of the Company or otherwise, including but not limited to the notice of change of auditor.

2. EXECUTION IN COUNTERPART

BE IT RESOLVED THAT these resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original (and each signed copy sent by electronic facsimile transmission shall be deemed to be an original), and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date set forth above.

(signed) *"Ralph D. McRae"* Ralph D. McRae	(signed) *"R. Thomas Gaglardi"* R. Thomas Gaglardi
(signed) *"Iain J. Harris"* Iain J. Harris	(signed) *"Peter Buckley"* Peter Buckley
(signed) *"Jonathan Merriman"* Jonathan Merriman	(signed) *"Douglas Carlson"* Douglas Carlson

SCHEDULE "E"

APPROVAL OF GRANTING OF INCENTIVE STOCK OPTIONS

RESOLVED THAT:

1. the directors are authorized in their absolute discretion to grant to directors, officers and employees of the Company, who may be insiders of the Company (as that term is defined in the *Securities Act* (British Columbia), incentive stock options, either individually or under a stock option, exercisable into common shares of the Company, from time to time;

2. incentive stock options previously granted to insiders of the Company be ratified, approved and confirmed;

3. the directors be authorized to amend incentive stock options held by insiders of the Company during the ensuing year; and

4. no further shareholder approval will be required prior to the exercising of these options or amended options for the ensuing year.

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

LEADING BRANDS, INC.

TO BE HELD IN THE THURLOW ROOM, 1111 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA

ON TUESDAY, AUGUST 27, 2002, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, RALPH D. MCRAE, the Chairman of the Board, and the President, Chief Executive Officer and a Director of the Company, or failing this person, **R. THOMAS GAGLARDI**, the Secretary and a Director of the Company, or in the place of the foregoing, ____________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Iain J. Harris		N/A	
2. To elect as Director, Douglas Carlson		N/A	
3. Appointment of BDO Dunwoody LLP as auditors of the Company		N/A	
4. To authorize the Directors to fix the Auditors' remuneration		N/A	
5. To approve, generally, the granting and exercise of incentive stock options			N/A
6. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

Supplemental Mailing List Return Card (National Policy 41)

In accordance with National Policy Statement No 41/Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at: ***www.pctc.com/servlets/supp_list***

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a shareholder:
LEADING BRANDS, INC.

(Please print)

Name: ____________________________________

Address: ____________________________________

City/Prov/State/ ______________________________

Postal/Zip Code:______________________

Preferred Method of Communication: Email____Mail____

Email Address: ______________________

Signature:____________________________________ Date:_______________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **February 28, 2002**
Commission File No. 0-19884

LEADING BRANDS, INC.
[Exact name of Registrant as specified in its charter]

Not Applicable
[Translation of Registrant's name into English]

British Columbia, Canada
[Jurisdiction of incorporation or organization]

160 - 7400 River Road, Richmond BC Canada V6X 1X6
[Address of principal executive offices]

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
[Title of Class]

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

February 28, 2002 – 13,661,786 Common Shares without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 [X] Item 18 [ ]

Securities and Exchange Commission
Washington, D.C. 20549 U.S.A.

Form 20-F
For the fiscal year ended February 28, 2002
Commission File No. 0-19884
Leading Brands, Inc.

Index

PART I

Item 1. – Identity of Directors, Senior Management and Advisers

This item is not applicable for an Annual Report.

Item 2. – Offer Statistics and Expected Timetable

This item is not applicable for an Annual Report.

Item 3. – Key Information

A. *Selected Financial data.*

1. and 2.

The following table sets forth certain selected consolidated financial information with respect to the Company for the periods indicated. It should be read in conjunction with this Annual Report and the Company's consolidated financial statements listed in Item 17 of this Annual Report. The following table is derived from, and is qualified by, the Company's financial statements which have been prepared in accordance with generally accepted accounting principles in Canada.

Unless otherwise specified, all amounts set out in this Annual Report are expressed in United States dollars.

	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000	YEAR ENDED Feb. 28, 1999	YEAR ENDED Feb. 28, 1998
Net sales / operating revenue	$41,181,549	$51,087,079	$31,169,899	$27,754,061	$24,604,858
Net Income (loss)	$1,338,988	$1,215,558	($644,205)	($1,232,651)	($5,326,938)
Net Income (loss) per share	$0.10	$0.09	($0.11)	($0.18)	($0.77)
Total assets	$22,426,084	$30,373,140	$23,162,807	$20,460,763	$19,245,753
Net assets	$13,296,913	$12,619,395	$9,451,561	$6,045,135	$4,856,875
Capital stock	$23,452,934	$23,566,528	$21,117,427	$17,066,796	$14,645,885
Long-term Obligations	$3,184,346	$5,493,736	$5,866,054	$6,903,481	$6,218,662
Redeemable Preferred Stock	$310,709	$306,295	NIL	NIL	NIL
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

	YEAR ENDED Feb. 28, 2002	YEAR ENDED Feb. 28, 2001	YEAR ENDED Feb. 29, 2000	YEAR ENDED Feb. 28, 1999	YEAR ENDED Feb. 28, 1998
Weighted average number of common shares outstanding	13,593,310	10,390,165	7,523,749	6,967,195	6,477,687

Fully diluted earnings per share for 2002 were $0.10 (2001 $0.07), while for all other prior years the effect of dilutive securities has not been determined as the effect would be anti-dilutive.

The following table sets forth the above financial information prepared in accordance with generally accepted United States accounting principles as disclosed in note 19 of the annual financial statements. The selected financial data should be read in conjunction with the Company's financial statements.

	YEAR ENDED Feb. 29, 2002	YEAR ENDED Feb. 29, 2001	YEAR ENDED Feb. 29, 2000	YEAR ENDED Feb. 28, 1999	YEAR ENDED Feb. 28, 1998
Net sales / operating revenue	$41,181,549	$51,087,079	$30,612,215	$26,905,680	$25,474,147
Net Income (loss)	$3,511,343	($3,219,782)	($1,302,517)	($1,194,971)	($5,158,944)
Net Income (loss) per share	$0.26	($0.34)	($0.28)	($0.17)	($0.80)
Total assets	$21,189,083	$24,954,200	$22,459,168	$19,670,992	$19,595,872
Net assets	$11,861,687	$7,291,720	$8,742,922	$5,811,797	$4,945,231
Long-term Obligations	$3,382,571	$5,800,031	$5,866,055	$6,637,012	$6,331,793
Cash dividends declared per common share	NIL	NIL	NIL	NIL	NIL

The primary difference between the income of $1,338 988 under Canadian GAAP versus the income of $3,511,343 under US GAAP for the year ended February 28, 2002 is the timing of recognition of the gain upon termination of a license agreement. As explained in note 19(a) of the financial statements and in Item 4.A.4., the gain of $3,734,002 was recognized for US GAAP in the current year while it was recorded in the prior year for Canadian GAAP. The other significant difference is $1,724,508 of stock based compensation costs recorded for US GAAP under FIN 44 and SFAS 123.

The diluted earnings per share for 2002 were $0.26. The diluted loss per share for all prior years is the same as the loss per share shown in the table above.

3. Exchange Rates

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars. Assets and liabilities have been translated using the rate in effect at the year end (1.602), while revenues and expenses have been translated at the average rate for the year (1.5631).

Exchange Rate – July 2, 2002: 1.5260

Exchange rates for the previous six months:

	June 1-30, 2002	May 1-31, 2002	April 1-30, 2002	March 1-31, 2002	Feb.1-28, 2002	Jan.1-31, 2002
High	1.5500	1.5705	1.5994	1.5952	1.6110	1.6132
Low	1.5110	1.5275	1.5632	1.5767	1.5885	1.5897
Average	1.5315	1.5497	1.5814	1.5870	1.5958	1.6003
End of Period	1.5162	1.5280	1.5685	1.5988	1.6020	1.5873

Exchange rates for the five most recent financial years:

	Mar. 1, 2001 to Feb.28, 2002	Mar. 1, 2000 to Feb. 28, 2001	Mar. 1, 1999 to Feb. 29, 2000	Mar. 1, 1998 to Feb. 28, 1999	Mar. 1, 1997 to Feb. 28, 1998
High	1.6132	1.5600	1.5286	1.5765	1.4639
Low	1.5099	1.4470	1.4350	1.4075	1.3631
Average	1.5631	1.4979	1.4767	1.4953	1.4022
End of Period	1.6020	1.5316	1.4505	1.5074	1.4235

B. ***Capitalization and indebtedness.***

This item is not applicable for an Annual Report.

C. ***Reasons for the offer and use of proceeds.***

This item is not applicable for an Annual Report.

D. *Risk factors.*

Historically, the Company has had periods of unprofitable operations. The Company is engaged in a relatively capital intensive industry (bottling operations) that is subject to some seasonal fluctuations. In periods of low volumes, fixed costs can result in operating losses.

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 29% of revenue and the ten largest comprising 65% of revenue. The loss of several major customers would have a negative impact on earnings.

The Company purchases from the United States raw materials and goods for resale in Canada and thus is vulnerable to exchange rate fluctuations. The Company does not presently use any financial instruments to hedge foreign currency fluctuations. A significant increase in the value of the US dollar in relation to the Canadian dollar would increase the Company's cost of product and negatively impact earnings.

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply could create operational problems and increased costs in the short term.

The following are some of the other factors that could affect the Company's financial performance:

- Increased competitor consolidations, market place competition, and competitive product and pricing pressures could impact the Company's earnings, market share and volume growth.

- Changes in laws and regulations, including changes in accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions. For example, the Company currently has significant tax losses available, and a change in legislation affecting these would negatively impact future results. Environmental laws affecting beverage containers could add costs to the Company and/or decrease consumer demand for the Company's products.

- Interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations, which are subject to various factors, including the impact of changes in worldwide and national economies, foreign currency movements, pricing fluctuations for the Company's products and changes in interest rates (see Item 11).

- The uncertainties of litigation, as the Company is party to several lawsuits as detailed in Item 8.

- Changes in general economic and business conditions.

- The effectiveness and success of the Company's marketing programs, especially for newer brands such as *TREK* ™ and *Pez® Juice* ™.

- Changes in consumer tastes and preference and market demand for new and existing products.
- Adverse weather conditions, which could reduce demand for the Company's beverage products, sales of which are negatively affected by cooler temperatures.

Item 4. – Key Information on the Company

A. *History and development of the Company.*

1. The legal name of the Company is "Leading Brands, Inc.".

2. The Company was incorporated on February 4, 1986 under the name "2060 Investments Ltd.". On May 21, 1986 the Company changed its name to "Camfrey Resources Ltd." On March 16, 1993, the Company changed its name to "Brio Industries Inc.", and on October 25, 1999, the Company changed its name from Brio Industries, Inc. to Leading Brands, Inc.

3. The Company was incorporated under the laws of the province of British Columbia, Canada. The address and telephone number of its principal place of business is:

160 - 7400 River Road
Richmond BC
Canada V6X 1X6
Tel: 604-214-9722

4. **Termination of South Beach Beverage Co., LLC ("SoBe") license agreement:**

On February 28, 2001, the Company agreed to terminate its license agreement with SoBe. Sales applicable to this contract during the year ended February 28, 2001 were $14,290,466 (2000 - $2,024,107). In accordance with the license agreement, a termination fee was payable in the amount of $3,876,00 resulting in a gain on settlement of $3,734,002 after recording certain costs of termination.

According to Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, the gain on termination of the SoBe license agreement is recognized when there is persuasive evidence of an arrangement which in the SEC's view requires the possession of a final agreement properly executed by both parties. The executed termination agreement was received by the Company on March 2, 2001. Under Canadian GAAP, the gain is recognized when the parties to the license agreement agree on the final terms, which in this case occurred on February 28, 2001.

On April 2, 2001, the Company sold certain assets and inventory related to its former license arrangement with SoBe resulting in a gain of $199,033 after recording severance and other costs in connection with the disposition. The Company also then entered into a multi-year co-pack agreement with SoBe to bottle their products in Canada.

5. **Description of the Company's principal capital expenditures and divestitures for the past 3 years.**

Sale of Carbonated Soft Drink Division

In November 1996, the Company sold its Carbonated Soft Drink Division to a subsidiary of Cott Corporation for aggregate consideration valued at approximately $18,600,000 of which $13,500,000 was recognized in the 1999 fiscal year. The Company was to receive an earnout amount of up to an additional $862,000 per year for five consecutive years based upon the increase in gross profit of the combined Cott/Brio Western Canadian operations, after certain adjustments, for a total maximum of $4,300,000 in additional cash. In June, 1998, the Company received $731,000 as the first installment of the earnout. The Company received no amount from Cott on account of the second installment of the earnout and the Company disputed Cott's calculation. During the year ended February 29, 2000 the Company negotiated a final settlement and payment of the earnout agreement with Cott Corporation. This resulted in income of $2,069,536.

Acquisition of Can-Am Distributors Ltd.

On July 2, 1999, the Company acquired all of the issued and outstanding shares of Can-Am Distributors Ltd. and Alamo Snacks Ltd. ("Can-Am" and "Alamo"), two related companies, by purchasing all of the issued and outstanding shares of J&J Holdings Inc. and D&K Read holding Ltd., the holding companies of Can-Am and Alamo, for total consideration of $1,057,638, consisting of cash of $761,005 and shares of the Company with a value of $296,633. The purchase price was subject to an upward adjustment of up to $689,845, payable at the vendor's option in either cash or common shares of the Company, in the event that Can-Am and Alamo achieve certain specified earnings targets in each of the years ending June 30, 2000, 2001 and 2002. The assets acquired included current assets of $1,620,894, capital assets of $439,401, other assets of $133,030, current liabilities of $1,072,381, long-term liabilities of $273,312 and goodwill of $707,023.

During the year ended February 28, 2001 an additional $497,017 was paid in connection with this acquisition and the obligation for any further adjustments was terminated. This amount has been recorded as an increase in goodwill attributable to the acquisition.

Sale of Quick.com ("Quick") assets and business

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home delivery business to Northland Technologies Inc. ("NTI"), a Company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations. Under Canadian GAAP applicable to non-monetary transactions, the consideration received has been recorded at the amount of the book value of the assets disposed and no gain or loss has been recognized on the transaction. Details of the assets disposed of are as follows:

Web site development costs	$ 2,117,210
Deferred operating costs	764,899
Advances	400,193
Cash	1,301,999
Value attributed to the NTI preferred shares	$ 4,584,301

The preferred shares include voting rights granting the Company a 12% share in net assets of NTI and are redeemable by NTI on or after March 23, 2001 for either the transfer of all of NTI's right, title and interest in the Quick assets and business, or cash of $7.8 million. The shares are retractable at the option of the Company on or after January 1, 2004 for the redemption amount plus any unpaid dividends. In the event of retraction, NTI retains its right to pay the redemption amount in either of the manners described above.

The Company has also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

Under U.S. GAAP applicable to non monetary related party transactions, the consideration received in connection with the sale of the Quick.com assets and business would be recorded at the amount of the book value of the assets disposed. As a result of applying EITF 00-2 and SOP 98-5 to the operations of the Quick business, the book value of the Quick business on disposition for U.S. GAAP purposes differs from the Canadian GAAP book value by $1,007,550.

Closure of Alamo Snack Facility

During the year ended February 28, 2002 the Company closed the operations of its snack facility. The Company determined that this could not be developed to the same degree as its other businesses. The sales revenue attributable to this operation in the year ended February 28, 2002 was $197,874 compared to $1,383,596 in the prior year.

Sale of Bar Truck Business

During the year, the Company sold its Vancouver bar and hotel distribution business for $191,926. This minor division had annual sales of approximately $575,000 or 1.4% of total revenue.

6. There are no significant capital expenditures or divestitures currently in progress.

7. There have been no public takeover offers by third parties in respect of the Company's shares or by the Company in respect of other companies' shares during the last and current financial year.

B. *Business overview.*

Leading Brands, Inc. ("LBI") and its subsidiaries are engaged in the packaging, distribution, sales, merchandising and brand management of food and beverage products, across Canada. The Company is currently setting up a distribution network in the United States.

The Company's operations can be described in the following fully integrated activities: beverage packaging, food and beverage sales and distribution, and brand licensing and brand development.

Leading Brands of Canada, Inc. (formerly Brio Beverages, Inc.) is the principal operating subsidiary engaged in the Company's food and beverage business. Originally a "direct to store" distributor of soft drinks, the Company evolved into a fully integrated bottling and distribution operation.

Leading Brands of America, Inc. is the principal operating subsidiary in the United States.

Beverage Packaging

The beverage packaging operations of the Company comprise the largest juice and new age beverage packaging entity in Western Canada. The Company operates two 50,000 plus square foot plants: one in Edmonton, Alberta and one in Richmond, British Columbia. The Company bottles juices and new age beverages for co-pack customers, private label customers, and the Company's licensed and branded products. The Company's plants are "hot fill" plants designed to allow for extended shelf life of products without the use of preservatives.

The Company provides beverage packaging services ("co-pack") to major branded beverage companies such as Coca Cola Enterprises Ltd., Quaker Tropicana Gatorade Canada, Ocean Spray International, Inc. and South Beach Beverage Co., LLC. In co-pack operations, the customer normally provides some of the packaging materials and ingredients to the Company for the product to be packaged to the Customer's specifications. The Company charges a "co-pack fee" that equates to the cost of the packaging service provided and also bills for any materials not supplied by the customer. More recently, the Company has become involved in purchasing more materials and ingredients for its co-pack customers, thereby increasing the Company's revenues and dollar margins. The additional revenue generated by providing more materials and ingredients was $8.3 million in 2002 and $9.6 million in 2001.

The Company's private label program serves the primary major grocery chain stores in Western Canada. This business involves designing, developing and formulating juices and new age beverages, principally for chain stores, to be sold under their private or controlled label programs. Packaging materials and ingredients are purchased and the finished products are sold to customers. The company also has entered into an arrangement with Cliffstar Corporation of Dunkirk, New York to further expand its private label juice business across Canada and the Western U.S.

The Company's plants are designed and equipped to handle various types of containers. The Edmonton plant has three lines: a glass line, a polyethylene teraphalate ("PET") line and a plastic high density polyethylene ("HDPE") line. The Richmond plant has one line that produces a combination of glass and PET. In the fall of 1998, the Company replaced its existing glass line with a high-speed combination hot fill glass and PET line in the Richmond Plant's beverage operations. The Company's goal for beverage operations during the coming year is to expand the volume of cases packaged through co-pack operations, to expand the Company's own branded product lines, supplement those lines with products licensed from third parties and to expand sales of its own branded product lines into the United States.

Sales and Distribution

The Company's sales and distribution system comprise the largest independent , fully integrated beverage and food distributor in Canada. The sales and distribution system has three regional warehouse distribution centres located in Richmond, British Columbia, Edmonton, Alberta and Calgary, Alberta. In addition, there is a third party distribution centre in Montreal, Quebec. The sales and distribution system distributes a variety of juices, new age beverages, waters, food and confectionary items to retail, wholesale and distribution outlets.

The Company also owns and operates a spring water site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area. The bulk tanker loading facility has tank storage capacity of 10,000 gallons. This is the source for the Company's *Cool Canadian® Premium Spring Water*. The Company also provides water for a public spring site free of charge at the base of the property.

The Company differentiates itself in the marketplace with its customer service. By selecting the right mix of products and flavours and determining the merchandising strategy for those items, the Company has been successful in increasing the "turns" of its customers' beverage inventory. The Company also distributes a wide variety of snack food, grocery and confectionary products. The Company's licensed food brands include *Little Debbie Snack Cakes* produced by McKee Foods Corporation for distribution throughout Western Canada.

The Company has a sales and marketing team that covers all of Canada. As a market of approximately 30,000,000 people, covering more than 2,000,000 square miles, it is not always cost effective for the Company's delivery system to carry its products to its customers on its own trucks. At the same time, it is imperative that the Company maintain contact with those customers and provide sales and merchandising services necessary to ensure proper presentation of the Company's brands on store shelves and to assure appropriate ordering and pull-through of the Company's products.

The sales professionals in Canada cover all aspects of the retail trade including chain grocery and drug stores, mass merchandise centres, food service outlets and convenience stores. The salespeople and merchandisers are linked by computer to the Company's central databases, allowing for complete automation of the ordering functions.

The Company has recently opened a sales office in Stamford, Connecticut and now employs sales professionals across the United States. These salespeople are primarily focused on servicing third party regional distributors contracted to the Company.

The Company's marketing department is constantly developing and implementing innovative marketing programs for all the brands represented. From sales booklets and point of sale materials to contests, sampling events and in-store demonstrations, the Company is always working to bring its brands to the top of its consumer's mind. The Company's goal is to promote and market all the brands it represents in a fun, positive and informed environment.

Brand Licensing and Brand Development

The Company has increased its focus to licensed brands and the development of its own brands. Several of the Company's branded products, *TREK* ™, *Pez® Juice* ™, *Caesar's Bloody Caesar®*, *Caesar's Caesar Cocktail®*, *Country Harvest® Natural Juices* and *Johnny's Roadside® Lemonade and Iced Teas* are fully packaged and managed by the Company. The Company's licensed brands include *Fiji Natural Artesian Water®*, *Hansen's® Beverages*, and *Stewart's® Fountain Classics*.

Other Business Overview Information

Substantially all of the Company's operations, assets and employees are located in Canada and export sales are not yet significant.

Demand for the Company's beverage products is seasonal, with the warmer months having more demand than the cooler months.

Sourcing and pricing of raw materials used in co-packing are generally the responsibility of the Company's co-pack customers. For the Company's branded and private label products, this risk remains with the Company.

Raw materials used in the beverage packaging business consist primarily of sugar, bottles, closures, flavouring and cardboard. The Company generally uses filtered municipal water but also has its own spring site in British Columbia.

- Sugar is commodity priced and is generally purchased under a one year contract and there are several suppliers in both Canada and the United States.

- Bottles are generally purchased in the US, but there is a PET bottle supplier in Canada. Clear glass supply can be limited due to market demand for this item. Pricing tends to remain stable during the year.

- Closures and flavourings are generally purchased in the US, but Canadian suppliers are becoming available.

- Cardboard is widely available and while pricing fluctuates from year to year, it is generally stable in the short term.

The majority of the Company's sales are handled directly by the Company's own sales force. The Company uses a few brokers to assist with sales to retailers in some markets.

The Company has several large customers with the largest comprising 29% of revenue and the ten largest comprising 65% of revenue. The Company is not dependent on any patents or licenses.

C. *Organizational structure.*

Following is a list of the Company's main subsidiaries:

- Leading Brands of Canada, Inc. (LBC)
  - incorporated provincially in Alberta, Canada;
  - 100% owned by Leading Brands, Inc.;
  - LBC is the Company's principal operating subsidiary in Canada.

- Leading Brands of America, Inc. (LBAI)
  - incorporated in Delaware;
  - 100% owned by Leading Brands, Inc.;
  - LBAI is the Company's principal operating subsidiary in the United States.

- The TREK Company, Inc. (formerly LBI Leading Brands Inc.)
  - incorporated federally in Canada;
  - 97% owned by Leading Brands, Inc.;
  - owns the Company's TREK trademarks and other intellectual property.

- LBI Brands, Inc.
  - incorporated provincially in British Columbia, Canada;
  - 100% owned by Leading Brands, Inc.;
  - owns certain of the Company's proprietary brands, trademarks and other intellectual property.

- Quick, Inc. (formerly Quick.com, Inc.)
  - incorporated in Florida, USA;
  - 79% owned by Leading Brands, Inc.;
  - owns certain trademarks and rights.

- Quick Home Delivery (Canada), Inc.
  - incorporated federally in Canada;
  - 100% owned by Quick, Inc.;
  - Quick Home Delivery (Canada), Inc. provides management services to an online ordering and home delivery business in Vancouver.

D. *Property, plants and equipment.*

Beverage Operations

LBC operates two beverage plants: one in Edmonton, Alberta and one in Richmond, British Columbia. The two plants have a total 96 oz. equivalent case capacity of approximately 18,000,000 cases per annum.

The Company owns a 51,000 square foot plant in Edmonton, Alberta, located at 4104 -99 Street. The plant contains three lines: glass, P.E.T. and HDPE jugger line for a combined 96 oz. equivalent case capacity of 10,000,000 cases per annum.

The Richmond, B.C. plant, is a 53,000 square foot facility, with a high speed combination hot fill glass and PET plastic line. This plant has an annual case volume capacity of approximately 8,000,000 96 oz. equivalent cases. The premises, including adjacent office space, are under a lease for approximately $15,382 per month that expires June 2006.

The Company also owns and operates a spring site at Mt. Woodside, Agassiz, British Columbia, approximately 50 miles east of Vancouver. The Company sells bulk tankered water to bottlers in the greater Vancouver area.

Sales and Distribution

The Company has sales offices in the following locations:

(1) 880 Canal Street, Stamford, Connecticut. The space occupies 1,850 square feet and is leased for $3,000 per month until February 28, 2003.

(2) 250 – 1050 Seminaire nord, Saint-Jean-sur-Richelieu, Quebec. The space occupies 1,469 square feet and is leased month-to-month for $959 per month.

The Company has the following locations that serve the roles of regional warehouses or distribution centres.

(1) Bay 116-7139 44 St. S.E., Calgary Alberta. The space occupies 43,395 square feet and is presently being leased for $11,475 per month. The lease expires on May 14, 2003. Approximately 10,000 square feet of this warehouse has been sub-let to a third party.

(2) 8025 - 127 Avenue, Edmonton, Alberta. The space occupies 39,500 square feet and is leased for $10,495 per month until September 30, 2002.

(3) 120-7400 River Road, Richmond, B.C. The space occupies 44,548 square feet and is being leased for $12,705 per month until June 2006.

The Company also utilizes the following third party distribution centres:

(4) 104 Walker Drive, Brampton Ontario
(5) 2300 Chemin Monterey, Chomedey, Laval Quebec.

Quick, Inc.

Quick, Inc. leases a 32,000 square foot warehouse at 14 – 13331 Vulcan Way in Richmond, BC. This facility is being leased for approximately $9,114 per month until August 31, 2005.

Item 5. – Operating and Financial Review

A. ***Operating results***

Financial Year Ended February 28, 2002

Sales

Sales for the year ended February 28, 2002 were $41,181,549, compared to $51,087,079 for the previous year, representing a decrease of 19.4% or $9.9 million. The decrease is attributed to the following:

- reduction in sales due to termination of SoBe license agreement and resulting change from being a distributor to being a co-packer 18.6% ($9.5 million)
- effects of exchange rate changes reduced reported sales in US dollars by 3.6% ($1.8 million)
- net sales increases in co-pack operations and sale of products 2.8% ($1.4 million)

Cost of Sales and Margin

Cost of sales decreased from $40,048,600 to $32,073,301 as a result of the sales decrease. The margin percentage of 22% is consistent with the prior year.

Selling, General and Administration Expenses

These expenses decreased from $10,436,743 to $6,075,710, or 42% compared to the sales decrease of 19%. Upon termination of the SoBe license agreement the Company significantly reduced marketing, sales, distribution and administration personnel and expenditures. In the prior year, the Company had invested in these areas to build this brand in Canada.

Other Expenses

Depreciation decreased by $524,920 from $1,346,423 in the prior year to $821,503 due to the sale of capital assets related to the SoBe termination and the change in amortization rates for certain production equipment as explained in the summary of significant accounting policies in the financial statements. Amortization of goodwill, deferred costs and trademarks and rights aggregating $444,894 was consistent with the prior year amounts of $436,863. Interest decreased by $179,743 from $805,929 to $626,186 due to lower average borrowings and interest rates during the year. For US GAAP, interest accretion of $112,484 on convertible preferred shares would not be recorded as explained in note 19 of the financial statements.

Other Income

For Canadian GAAP purposes, a gain on termination of $199,033 relating to a termination of license was recorded in the current year, with an additional $3,734,002 being recognized in the prior year. For US GAAP purposes these gains have been recorded in the current year. For US GAAP, additional expenses relating to deferred costs, website development and stock based compensation costs would be recorded. These differences are explained in note 19 of the financial statements.

Financial Year Ended February 28, 2001

Sales

Sales for the year ended February 28, 2001 were $51,087,079, compared to $31,169,899 for the previous year, representing an increase of 64% or $19.9 million. The increase is attributed primarily to the following: sales of SoBe® beverages 32.8% ($10.2 million), change in the amount of ingredients supplied to co-pack customers 30.9% ($9.6 million), full year of revenue from Can-Am and Alamo (purchased July 1999) 9.3% ($2.9 million), increased sales volume to major co-pack customers 6.4% ($2.0 million). These increases were partially offset by reductions in sales of other products due to the focus on newer brands and the attrition of older brands.

Cost of Sales and Margin

Cost of sales increased from $23,670,431 to $40,048,600 resulting in a slight margin percentage reduction from 24% to 22%. This percentage reduction is due to the following factors: product mix – the majority of the sales increases were in the production and distribution of products rather than co-pack revenue which has a higher margin, aggressive pricing to launch and expand the markets for SoBe®, as well as supplying more ingredients to co-pack customers.

Selling, General and Administration Expenses

These expenses increased from $8,051,180 to $10,436,743, or 30% compared to the sales increase of 64%. General and administration costs decreased slightly in absolute dollar terms due primarily to a reduction of fixed labour costs. Distribution expenses followed a similar trend to the sales increase while expenditures on sales and marketing increased by 90% due to the aggressive sales expansion.

Other Expenses

Depreciation and amortization aggregating $1,783,286 were consistent with the prior year amount of $1,663,938. Interest increased by $238,101 from $567,828 to $805,929 due to larger average borrowings during the year. The Company reviewed capital assets and deferred costs and recorded a writedown of $359,521 and a writeoff of $171,444, respectively.

In the prior year the severance and other costs of $201,834 were a result of the re-alignment of business activities and the consolidation of certain warehouse locations. The Company determined that as it was now recognized as a national distributor, it was no longer necessary to maintain and operate all the physical locations it had acquired. This resulted in the closure of three warehouse locations, with the volume either being consolidated in an existing location, or being handled by a sub-distributor.

Other Income

For Canadian GAAP purposes, a gain on termination of $3,734,002 relating to a termination of license was recorded. For US GAAP purposes this gain has been recorded immediately subsequent to the year end. For US GAAP, additional expenses relating to deferred costs, website development and stock based compensation costs would be recorded. These differences are explained in note 19 of the financial statements.

For the next fiscal year (ending February 28, 2002), the $3,734,002 termination gain was recognized for US GAAP purposes, resulting in a corresponding increase in income for US GAAP purposes compared to income under Canadian GAAP.

In the year ended February 29, 2000, as a result of payments made to Canada Customs and Revenue Agency there was a gain from the final settlement of these income tax reassessments in the amount of $271,571. Also during that year the Company negotiated a final settlement and payout of the earn out agreement with Cott Corporation. This resulted in income of $2,069,536.

Under US GAAP the Company's loss for the year ended February 29, 2000 was $1,302,517 compared to $644,205 under Canadian GAAP. The primary differences relate to product launch costs, deferred costs and consulting expenses that are required to be expensed under US GAAP (see note 19 in the financial statements).

B. *Liquidity and Capital Resources*

Financial Year Ended February 28, 2002

As at February 28, 2002, the Company had negative working capital of $208,400 compared to negative working capital of $481,132 at the prior year end. Bank indebtedness was $1,276,193 compared to $4,227,391 for the prior year. There were no cash or cash equivalents as at February 28, 2002 or the previous year.

In the opinion of the Company, the current level of working capital is sufficient for present and future requirements as the Company has unused borrowing capacity on its revolving demand loan of approximately $1.5 million at as February 28, 2002. The Company has also paid down a significant portion of long term debt, creating additional borrowing room should it be required.

Net cash generated from operating activities for the 12 months ended February 28, 2002 was $1,169,878. Operating activities generated $2,518,836 of cash compared to $204,193 that was utilized in the prior year. Working capital changes utilized $1,348,958 as decreases of accounts payable of $2,984,995 were not fully offset by decreases in inventory and accounts receivable. The primary reason for the changes within working is the change in relationship with SoBe. Accounts receivable decreased with sales, maintaining the normal number of days sales outstanding. Inventory decreased significantly as the Company was no longer purchasing the raw materials for the SoBe product, but was still earning co-pack revenue. As a result inventory turns increased. A portion of the funds received from the SoBe termination was used to decrease accounts payable as the Company began taking advantage of supplier discounts.

Net cash generated from investing activities was $4,160,337 compared to $5,356,312 utilized in the prior year. $4,493,211 was received as a result of the termination of the SoBe agreement. $1,595,891 was received from the sale of capital assets, primarily coolers and the Edmonton distribution warehouse. $693,327 was invested in capital assets, primarily coolers, distribution vehicles and production equipment. $1,158,609 was advanced to Northland Technologies Inc. primarily for marketing costs and the purchase of capital assets related to the Quick assets and business as explained in notes 1 and 7 of the financial statements. $95,963 was received on the sale of the Company's bar truck business and $63,975 was advanced to the purchaser under a long term promissory note. $108,817 was expended on deferred costs.

Financing activities utilized $5,436,577 as $2,371,785 of long term debt was repaid, bank indebtedness reduced by $2,951,198 and treasury stock of $113,594 was purchased.

The Company has a demand revolving operating bank loan with a credit limit of $2,808,989 with an interest rate of prime plus 0.75%. The Company also has a term loan in the amount of $2,161,974 with an interest rate of prime plus 1.0%.

Other sources of financing include a mortgage, several notes payable, and capital leases more fully described in note 9 of the financial statements.

The Company generally maintains bank indebtedness in Canadian funds and does not use financial instruments for hedging purposes. The Company does not have any material capital expenditure commitments.

Financial Year Ended February 28, 2001

As at February 28, 2001, the Company had negative working capital of $481,132, compared to a negative working capital of $415,508 at the prior year end. Bank indebtedness was $4,227,391 compared to $1,691,433 for the prior year. There were no cash and cash equivalents as at February 28, 2001 or the previous year.

Net cash generated from operating activities for the 12 months ended February 28, 2001 was $1,288,347. Operating activities utilized $204,193 of cash compared to $743,066 generated in the prior year. The proceeds from the termination of the SoBe agreement were not received until subsequent to the year end. A reduction in non cash working capital generated $1,492,540 of cash from an increase in accounts payable partially offset by an increase in accounts receivable.

Financing activities included an increase in bank indebtedness of $2,535,938, proceeds from common shares issued of $1,644,851 and from obligations to issue preferred shares of $1,310,034. Financing activities also included the repayment of debt to Canada Customs and Revenue Agency of $259,703, repayment of long term debt of $1,205,466 and termination of lease payment of $29,786. Net cash invested in capital assets was $1,223,278 primarily related to the Company's production equipment, $2,051,073 was invested in the development of a website, and $1,165,093 was expended on deferred costs. $1,310,034 utilized in the sale of the Quick.com business and assets was offset by the obligation to issue preferred shares above. Additional cash costs of $162,809 were incurred related to the purchase of Can-Am in the prior year. Net cash proceeds of $661,740 were realized from the sale of fixed assets.

Financial Year Ended February 29, 2000

As at February 29, 2000, the Company had a negative working capital of $415,508 compared to a negative working capital of $1,389,227 at the prior year end. Bank indebtedness was $1,691,433 compared to $3,841,278 for the prior year. There were no cash and cash equivalents as at February 29, 2000 or the previous year.

Net cash generated from operating activities for the 12 months ended February 29, 2000 was $1,798,281. Operating activities generated $743,066 of cash compared to a utilization of $2,729,422 in the prior year. The improvement was due to the additional gain on the sale of the carbonated soft drink assets of $2,069,536 and a reduction of losses from the Company's ongoing operations. A reduction in non cash working capital generated $1,055,215 of cash primarily from an increase in accounts payable. Financing activities included proceeds from common shares issued of $28,137 and from preferred shares of $2,730,485. Financing activities also included the repayment of long term debt to Canada Customs and Revenue Agency of $2,151,549 and repayment of other long term debt of $68,204. Bank indebtedness decreased $2,149,845 and the net bank term loan was increased by $1,586,644 with the change of lenders on February 29, 2000.

Net cash invested in capital assets was $1,042,004 primarily related to the Company's production equipment, $107,400 was invested in the development of a website and $109,327 was expended on deferred costs. Net cash proceeds of $32,319 were realized from the sale of miscellaneous capital assets.

C. *Research and development, patents and licenses, etc.*

The Company defers certain new product promotion, launch and development costs and amortizes them over 36 months commencing with the date of the launch of the related product. See note 6 of the financial statements. Under US GAAP, SOP 98-5, Reporting on the Costs of Start-Up Activities, costs are expensed as incurred as explained in note 19 (a) to the financial statements.

The Company does not have a formal research and development program. It develops products as and when it sees fit by working with existing staff and outside consultants, where appropriate.

Following are current and pending patents and intellectual property owned by the Company:
- patents for Quick website design and graphics
- patent on the TREK bottle
- proprietary TREK bottle and cap
- TREK formulations for Fuel, Burn and Recover
- PEZ® juice packaging
- a large inventory of formulations for a wide variety of juices and new age beverages.

D. *Trend Information.*

Sales for the first quarter ended May 31, 2002 are about 11% lower than the comparable period in the prior year. This is primarily due to the transition of the SoBe relationship from distributor to co-packer in April 2001. This sales trend has reversed as in April 2002 the Company now purchases and manages the raw material inventory required for packing the SoBe® product. This results in the Company billing SoBe for the full production costs of the product including the co-pack fee. Excluding sales on account of the SoBe® product, the Company has increased revenue compared to the prior year. Based on these two factors, sales from May 2002 onwards are exceeding sales in the prior year.

The Company has just introduced a new beverage brand, TREK™, into both the Canadian and US market and plans to introduce the PEZ Juice™ beverage later this year.

The introduction of these new products and the expansion into the US market may counteract some of the seasonal reduction in revenues typically experienced in the 3rd and 4th quarters.

Critical Accounting Policies

The Company's annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 19 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes as explained below that the most critical accounting policies cover the following areas: goodwill and long-term investments advances

Goodwill

Goodwill is recorded at cost and is amortized using the straight-line method over periods ranging from 10 to 20 years. Management periodically performs a review of undiscounted future operating cash flows to assess the valuation of goodwill. Goodwill is written down when a permanent and significant impairment in its value has occurred.

Long Term Investments

Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value.

The majority of the long term investments consist of investments in preferred shares of a private company.

While the fair value of these financial instruments is not practically determinable, management is of the opinion that as at February 28, 2002, no impairment writedowns are required in connection with the above assets. Changes in future conditions could require a material change in the recognized amounts

New Pronouncements

The Company will be required to adopt the following accounting standards for Canadian GAAP purposes in future years.

Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets. These new standards align Canadian GAAP with the new US GAAP standards, SFAS 141 and SFAS 142.

The impact on the Company on adopting Section 1581 cannot be determined as it is applicable to business combinations initiated after June 30, 2001. At the present time there are no such items.

Section 3062 states that goodwill and intangible assets with and indefinite life will no longer be amortized but must be reviewed annually for impairment and written down as deemed necessary. Intangible assets with a finite life will continue to be amortized over their useful lives. Over the next year the Company expects to complete impairment testing on the balance of goodwill and intangible assets. The potential amount of impairment is not yet determinable.

The Company currently has both goodwill and intangible assets as detailed in notes 4 and 5 of the financial statements.

Section 3870, Stock-based Compensation is effective for the Company's next fiscal year. Under this standard stock-based awards granted to non-employees must be accounted for using the fair-value based method. In addition stock appreciation rights (SARs)and similar awards to be settled in cash that are granted to employees may be accounted for using either the intrinsic-value or the fair-value based method. The impact of this standard on the Company is not yet determinable.

Accounting Guideline 13, Hedging Relationships is effective for the Company's next fiscal year. The impact of implementing this guideline has not been determined as the Company does not currently have any such items.

Item 6. – Directors, Senior Management and Employees

A. *Directors and senior management.*

The following is a list of the current directors and senior officers of the Company , their municipalities of residence, their current positions with the Company, areas of experience, and principal business activities performed outside the Company:

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Ralph D. McRae West Vancouver, BC	Mr. McRae is a director and the Chairman, President and Chief Executive Officer of the Company and has been with Leading Brands, Inc. since March 1996. He is also a director and the Chairman, Chief Executive Officer and Secretary/Treasurer of Leading Brands of Canada, Inc., the Chairman and Chief Executive Officer of Leading Brands of America, Inc. and The TREK Company, Inc. and a director and Chairman and Chief Executive Officer of Quick, Inc. Mr. McRae is a director and the Chairman and Chief Executive Officer of McRae Management Ltd., a waste management and water company based in Vancouver, BC. Mr. McRae is also a principal of Ralph D. McRae Law Corp., a law corporation based in West Vancouver, BC.

Name and Municipality of Residence	Principal Occupation and Areas of Experience
R. Thomas Gaglardi Vancouver, BC	Mr. Gaglardi has been a director of Leading Brands, Inc. since October 1998. He is also the Secretary of the Company. He is also the President of Northland Properties Ltd., a hotel and restaurant company, and President of Moxie's Restaurants Management, Inc.
Iain J. Harris Vancouver, BC	Mr. Harris has been a director of Leading Brands, Inc. since May 1996. He is also the Chairman and Chief Executive Officer of Summit Holdings Inc.
Peter Buckley West Vancouver, BC	Mr. Buckley has been a director of Leading Brands, Inc. since August 1997. He is also the president of Old Spaghetti Factory Canada Ltd.
Jonathan Merriman San Francisco, CA	Mr. Merriman has been a director of Leading Brands, Inc. since January 1999. He is also the President and Chief Executive Officer of RateXchange Corporation.
Douglas Carlson Aspen, CO	Mr. Carlson has been a director of Leading Brands, Inc. since August 1999. He is also the Chief Executive Officer of Fiji Natural Artesian Water Inc. and Chief Executive Officer of Wakaya Club Resort in Fiji.
James Tompkins Raleigh, NC	Mr. Tompkins is a director of Quick, Inc. Mr. Tompkins is also a director, senior officer and principal of Tompkins Associates Inc., based in Raleigh, North Carolina.
Andrew Brown New York, NY	Mr. Brown is a director of Quick, Inc. Mr. Brown's principal occupation is as an investment banker with CounterPoint Capital LLC, based in New York, New York.
Gerry Kenyon Mission, BC	Mr. Kenyon is the Chief Operating Officer of Leading Brands, Inc., the President of Leading Brands of Canada, Inc., and the Chief Operating Officer of Quick, Inc. and Quick Home Delivery (Canada), Inc. Prior to joining the Company in May 2000, Mr. Kenyon was an employee of the Overwaitea Food Group, based in Langley, BC, for over 30 years.
Derek Henrey Langley, BC	Mr. Henrey is the Chief Financial Officer and Vice President, Finance for Leading Brands, Inc., Leading Brands of Canada, Inc., Leading Brands of America, Inc. and Quick, Inc. Prior to joining the Company in June 2000, Mr. Henrey was employed by the Overwaitea Food Group for seven years.

Name and Municipality of Residence	Principal Occupation and Areas of Experience
Howard Wishner Coscob, CT	Mr. Wishner is the Executive Vice President of Marketing and Chief of Corporate Communication of Leading Brands, Inc. and the Chief Marketing Officer of Leading Brands of America, Inc. Prior to joining the Company in February 2002, he was the Senior Vice President of Corporate Communications at South Beach Beverage Company (SoBe).

There are no arrangements or understandings pursuant to which any of the above was selected as a director or executive officer. There are no family relationships between any of the persons named above.

B. *Compensation.*

In fiscal 1996, the Company implemented a management incentive compensation system. Under that system, the executive and divisional management of the Company exchanged part of their salary for stock options and a bonus program, payable in a combination of cash and the Company shares. Entitlement to the bonus is tied directly to the Company's profitability in relation to budget. The Company's sales and delivery personnel are paid in part by commission. The Company's plant workers are also paid in part by an incentive tied to their productivity. The Company has no other bonus or profit sharing plans.

Compensation of Directors

Directors who were not executive officers of the Company waived receipt of any compensation for the fiscal years 1998, 1999 and 2000. Beginning March 2001, Directors receive $1,500 per quarter (pro rated for those serving less than a full quarter) and $500 for each directors' meeting and committee meeting attended.

Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options. During the most recently completed financial year, there were no stock options granted to Directors.

BBI Holdings Inc. ("BBI"), which is controlled by Ralph McRae, receives $4,369 per month for consulting services provided by Mr. McRae and another director of BBI.

Compensation of Executive Officers

The following table is a summary of compensation paid to the five highest compensated Executive Officers of the Company and its subsidiaries.

		Annual Compensation			**Stock Options**
Name and Position of Principal	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted during the fiscal year (#)
Ralph McRae, Chairman, President and CEO	2002	180,300	nil	52,434 (1)	nil
Gerry Kenyon, COO	2002	144,674	nil	nil	nil
Derek Henrey, CFO & VP Finance	2002	113,600	nil	nil	nil
Dave Read, President of LBI Brands, Inc.	2002	112,008	10,572	nil	nil
Tim Dagg, President of North American Bottling division	2002	103,496	10,572	nil	nil

(1) BBI Holdings Inc., a company with a director in common with the Company, receives $4,369 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.

No amounts have been set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or officers of the Company.

C. *Board practices.*

1. The Company's board of directors is currently comprised of six directors. These are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Iain J. Harris and Douglas Carlson, the directors in Class II, will expire at the conclusion of the 2002 annual general meeting to be held on August 27, 2002, while the terms of office of the directors in Classes III and I expire at the 2003 and 2004 annual general meetings, respectively.

The following table lists the current terms of office for the directors and the period during which the directors have served:

Leading Brands, Inc.:

Name	Class	Term of Office	Served Since
Peter Buckley	III	Aug/00 to Aug/03	August 1997
Douglas Carlson	II	Aug/99 to Aug/02	August 1999
R. Thomas Gaglardi	III	Aug/00 to Aug/03	October 1998
Iain J. Harris	II	Aug/99 to Aug/02	May 1996
Jonathan Merriman	I	Aug/01 to Aug/04	January 1999
Ralph D. McRae	I	Aug/01 to Aug/04	March 1996

Quick, Inc.:

Name	Term of Office	Served Since
Andrew Brown	not specified	August 29, 2000
James Tompkins	not specified	March 1, 2000
Ralph McRae	not specified	June 22, 1999

2. There are no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

3. The members of the Company's audit committee are:
- Peter Buckley
- R. Thomas Gaglardi
- Iain J. Harris.

The function of the audit committee is one of review. The committee reports to the Board from time to time with respect to its activities and its recommendations and provides background and supporting information as may be necessary for the Board to make an informed decision.

The members of the Company's compensation committee are:
- Douglas Carlson
- Ralph D. McRae
- Jonathan Merriman

The function of the compensation committee is to review the compensation of the President and guidelines for the compensation policies of the Company. The Committee reports its recommendations to the Board. Compensation matters may also be reviewed and approved by the entire board of directors.

As of June 18, 2002 the executive officers of Leading Brands, Inc. are:

Ralph D. McRae	Chairman, President and Chief Executive Officer
Derek Henrey	Chief Financial Officer and Vice President Finance
R. Thomas Gaglardi	Secretary
Gerry Kenyon	Chief Operating Officer
Howard Wishner	Executive Vice President of Marketing and Chief of Corporate Communications

D. *Employees.*

As of **July 2, 2002**, there are a total of **213** employees of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands of America, Inc. broken down as follows:

Canada

	Administrative/ Sales/Marketing		Manufacturing/Distribution	
	Full Time	Temporary	Full Time	Temporary
British Columbia	32	9	60	17
Alberta	14	1	52	10
Ontario	2	0	0	0
Quebec	4	1	0	0
Manitoba	1	0	0	0

United States

	Administrative/ Sales/Marketing	
	Full Time	Temporary
California	1	
Connecticut	4	
New York	2	
Oregon	1	
Utah	1	
Wisconsin	1	

There were also 25 full-time and 20 part-time employees of Quick Home Delivery (Canada), Inc. in British Columbia.

As of **February 28, 2002**, there were a total of **176** employees of Leading Brands, Inc., Leading Brands of Canada, Inc., and Leading Brands of America, Inc. broken down as follows:

Canada

	Administrative/ Sales/Marketing		Manufacturing/Distribution	
	Full Time	Temporary	Full Time	Temporary
British Columbia	31	6	58	6
Alberta	17	1	47	1
Ontario	1	0	0	0
Quebec	4	1	0	0
Manitoba	1	0	0	0

United States

	Administrative/ Sales/Marketing	
	Full Time	Temporary
Connecticut	2	0

There were also 25 full-time and 27 part-time employees of Quick Home Delivery (Canada), Inc. in British Columbia.

As of February 28, 2001, there were a total of 214 employees of Leading Brands, Inc. and Leading Brands of Canada, Inc., broken down geographically as follows:

- British Columbia 100
- Alberta 105
- Ontario 3
- Quebec 5
- Manitoba 1

There were also 40 employees of Quick Home Delivery (Canada), Inc. in British Columbia.

E. ***Share ownership.***

1. Options to purchase common shares from the Company or subsidiaries of the Company are granted from time to time to directors, officers and employees of the Company on terms and conditions acceptable to the board of directors.

   In order to maintain the incentive nature of stock options previously granted by the Company to directors, officers and employees, the Company reprices its stock options from time to time where there has been a decline in the market pricing of the Company's shares. On April 30, 2001, the Company decided to cancel substantially all existing share options at strike prices greater than US$1.00 and issue the new options on the same terms at US$1.00.

As of February 28, 2002, there were 3,000,000 issued and outstanding options, with a weighted average exercise price of $1.027.

As of July 1, 2002 there were 3,830,000 issued and outstanding options, with a weighted average exercise price of $1.173. Of the total stock options granted, 2,457,695 have vested and are available for exercise as at July 1, 2002.

The following table provides share ownership information with respect to the directors and officers listed in subsection 6.B above.

Name	Common Shares Held [(1)] (#)	Stock Options Granted (#)	Date of Grant	Exercise Price	Expiration Date
Ralph McRae	402,260 (2.94%)	500,000 300,000 200,000	Mar.1, 2000 Aug.29,2000[(2)] Aug.29,2000[(2)]	1.00 1.00 1.00	Mar.1, 2010 Sept.1,2005 Sept.1,2005
Gerry Kenyon		75,000	May 22, 2000	1.00	May 22, 2005
Derek Henrey		100,000	Aug.14, 2000	1.00	Aug.14, 2005
Tim Dagg	56,400 (0.41%)	50,000 50,000 100,000	July 2, 1999 Aug.27, 1999 Jan.22, 2001	1.00 1.00 1.00	July 2,2004 Aug.27,2004 Jan. 22, 2006
Dave Read	28,200 (0.21%)	50,000 50,000 100,000	July 2, 1999 Aug.27, 1999 Jan.22, 2001	1.00 1.00 1.00	July 2, 2004 Aug 27,2004 Jan.22, 2006

(1) The information as to number of shares beneficially owned (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective director or officer.

(2) Replacement of options originally granted in 1996.

2. There are no other arrangements for involving the employees in the capital of the Company.

Item 7. – Major Shareholders and Related Party Transactions

A. ***Major shareholders***.

As at February 28, 2002, the Company had 13,661,786 common shares without par value issued and outstanding.

1. Following are the shareholders that are the beneficial owners of 5% or more of the Company's voting securities, as of June 1, 2002:

(a)

Name of shareholder	Number of shares	Percentage of outstanding shares
Cede & Co. (1)	7,430,994	54.39%
CDS & Co. (2)	2,689,317	19.68%
Northland Properties (3)	1,184,000	8.66%
Gilvest LP (4)	864,000	6.32%

(1) Cede & Co. is an American depository, holding shares on behalf of beneficial owners.
(2) CDS & Co. is a Canadian depository, holding shares on behalf of beneficial owners.
(3) Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.
(4) Gilvest LP is related to Douglas Carlson, a director of Leading Brands, Inc.

(b) There has been no significant change in the percentage ownership held by any major shareholders during the past three years.

(c) The Company's major shareholders do not have different voting rights than other shareholders.

2. The Company's register of 329 members showed that 10,126,291 of the Company's common shares or 74% were held by 281 registered shareholders residing in the United States.

3. To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

4. To the best of the Company's knowledge, there are no arrangements the operation of which at a subsequent date may result in a change in control of the Company. A substantial number of common shares of the Company are held by depositories, brokerage firms and financial institutions in "street form".

B. *Related party transactions.*

The Company has not at any time during the period since the beginning of the last fiscal year to June 1, 2002 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as follows:

a) Jill McRae, wife of Ralph McRae, receives consulting fees of up to $3,199 per month from Quick Home Delivery (Canada), Inc. for marketing services;

b) BBI Holdings Inc., a Company with a director in common with the Company, receives $4,369 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.;

c) Strategic Growth International, Inc., a company related to Stan Altschuler, an officer of Leading Brands of America, Inc., receives fees of $8,000 per month.

d) Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. ("NTI"), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

The Company has also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit. See note 2(a) of the annual financial statements for further details.

Item 8. – Financial Information

A. *Consolidated Statements and Other Financial Information.*
The following financial statements for the year ended February 28, 2002 are included in this report as Exhibit 1:

(a) Balance sheets

(b) Statement of Income and Deficit

(c) Statements of Cash Flows

(d) Summary of Significant Accounting Policies

(e) Notes to the Financial Statements

A-7

Legal Proceedings

Brio Industries Inc. v. Perrier Company of Canada Ltd.

On January 13, 2000, The Perrier Group of Canada Ltd. ("Perrier") commenced an action against the Company in the Supreme Court of British Columbia, Action No. S000201, claiming $618,000 in damages for unpaid product sold to the Company between February 1998 and March 1999 as well as unspecified damages for conversion for property. Aggravated and punitive damages are also claimed. On February 25, 2000, the Company filed a Statement of Defense denying that such monies are owed to Perrier. On February 25, 2000, the Company filed a Counterclaim against Perrier, Snapple Canada Ltd., Frank DeVries, Jeff Novinger and Catherine Lam claiming damages of $4,682,000 against Perrier for breach of contract, general damages against DeVries for fraudulent or negligent misrepresentation, general damages against Novinger and Lam for slander,

and aggravated and punitive damages against Perrier, DeVries, Novinger and Lam. On March 21, 2000, Perrier, Snapple Canada Ltd., DeVries and Novinger filed a Statement of Defense to Counterclaim. On May 24, 2000, Lam filed a Statement of Defense to Counterclaim, and the action against Lam has since been discontinued. The matter has been set for trial commencing September 16 to 27, 2002.

Glennie Stamnes Advertising Limited

Glennie Stamnes commenced an action against Leading Brands of Canada, Inc. in the Supreme Court of British Columbia in December 2000 claiming for debt in the sum of $68,706, interest and costs. Leading Brands of Canada, Inc. denied the debt and counterclaimed seeking damages for breach of contract and negligence, an accounting, judgment for amounts overpaid to Glennie Stamnes, Court Order Interest, and costs. The claims and counterclaims all arose out of advertising services and media purchases relating to the Virgin line of drinks. Subsequent to the year end this was settled with a payment by the Company of $20,612.

Palmer Jarvis DDB, a division of Omnicom Canada Inc. and Omnicom Canada Inc.

In February 2001 Palmer Jarvis commenced an action against the Company claiming for debt in the amount of approximately $251,600, for marketing and web site design services relating to Quick.com.

Leading Brands, Inc. says that the proper party to this agreement was Quick, Inc. and alternatively denies the claims. Quick, Inc. commenced a separate action against Omnicom Canada Inc. in the Supreme Court of British Columbia on February 6, 2001 claiming damages for breach of contract and negligence relating to their agreement that Omnicom would design a corporate identity and provide general marketing and creative advice. Omnicom has denied the claim. These two actions were consolidated into a single proceeding, and Omnicom has claimed unspecified damages for breach of copyright and conversion. Leading Brands, Inc. has added a claim against Omnicom for breach of copyright and conversion. An estimate of the amount of potential damages cannot be provided at this time.

Grant Thornton Limited and Campney & Murphy

Grant Thornton Limited commenced an action in the Supreme Court of British Columbia in November 2000 against Leading Brands, Inc. and Leading Brands of Canada, Inc., seeking payment of its fees and disbursements as receiver of Island Mist Beverages Inc., pursuant to an indemnity agreement. The quantum of fees and disbursements have not been determined yet, but they have been estimated in the range of $200,000. The companies deny the claim, and have counterclaimed against both Grant Thornton Limited and the law firm Campney & Murphy for negligence, breach of fiduciary, contractual and tort duties and obligations relating to the collection of debt from , and the receivership of, Island Mist Beverages Inc. An estimate of the amount of potential damages cannot be provided at this time.

Island Mist Beverages Inc.

Brio Beverages Inc. (now Leading Brands of Canada, Inc.) and Brio Industries Inc. (now Leading Brands, Inc.) commenced a Supreme Court Action against Island Mist Beverages Inc. in March 1999 seeking enforcement of the terms of a general security agreement as a means to collect the sum of $197,736.00 (as at January 25, 1999) plus interest. In the course of this proceeding Grant Thornton Limited was appointed receiver of Island Mist Beverages Inc. (see reference to Grant Thornton Limited and Campney & Murphy above). The receiver sold the assets of Island Mist for the sum of $240,000, however third parties claim they have priority to the claims of the Brio (now Leading Brands) companies that exceed the proceeds of sale.
The Company has also commenced collection proceedings against two principals of Island Mist Beverages Inc. who personally guaranteed the debts of Island Mist to the Company for product supplied.

Virgin Cola Manufacturing Partnership

On June 5, 2001 counsel for Virgin demanded payment from the Company of £158,976.25 claimed owing under the terms of a Supply Agreement of July 26, 1999 and threatened to terminate a Franchise Agreement of July 26, 1999. The Company accepted Virgin's repudiation of the Agreements and pursued a claim for its out of pocket losses, and general damages against Virgin. Since the year end, this matter has been settled with no cost to the Company.

A-8

Dividend Distributions

The Company will consider dividend distributions when it determines that it cannot realize better returns to investors by investing internally.

B. ***Significant Changes since the date of the annual financial statements.***

None

Item 9. – The Offer and Listing.

Note: For an Annual Report, only the information called for by Items 9.A.4 and 9.C is required

A. *Offer and listing details.*

4. Following is information regarding the price history of the stock, in United States dollars:

(a) for the five most recent full financial years:

Period	High $	Low $
March 1, 2001 to Feb. 28, 2002	1.99	0.43
March 1, 2000 to Feb. 28, 2001	4.68	0.75
March 1, 1999 to Feb. 29, 2000	3.50	0.63
March 1, 1998 to Feb. 28, 1999	3.25	0.84
March 1, 1997 to Feb. 28, 1998	3.00	1.62

(b) for each full financial quarter of the two most recent full financial years:

Period	High $	Low $
4th Quarter of Fiscal 2001 Dec. 1, 2001 – Feb. 28, 2002	1.99	0.90
3rd Quarter of Fiscal 2001 Sept. 1, 2001 – Nov.30, 2001	1.07	0.88
2nd Quarter of Fiscal 2001 June 1, 2001 – Aug. 31, 2001	1.19	0.86
1st Quarter of Fiscal 2001 March 1, 2001 to May 31, 2001	1.05	0.43
4th Quarter of Fiscal 2000 Dec. 1, 2000 – Feb. 28, 2001	1.156	0.750
3rd Quarter of Fiscal 2000 Sept. 1, 2000 – Nov.30, 2000	1.750	0.875
2nd Quarter of Fiscal 2000 June 1, 2000 – Aug. 31, 2000	2.063	0.844
1st Quarter of Fiscal 2000 March 1, 2000 to May 31, 2000	4.688	1.375

(c) for the most recent six months:

Period	High $	Low $
June 1 – 30, 2002	3.39	1.90
May 1 – 31, 2002	2.39	1.62
April 1 – 30, 2002	1.84	1.52
March 1 – 31, 2002	1.94	1.52
February 1 – 28, 2002	1.99	1.34
January 1 – 31, 2002	1.70	0.92

C. *Markets.*

The Company's common shares have been quoted on the NASDAQ Small-cap Market since August 3, 1993. The ticker symbol is LBIX.

On May 8, 2002 the Company's common shares were listed on the Toronto Stock Exchange. The ticker symbol is LBI.

Item 10. – Additional Information.

A. *Share capital*

This item is not applicable for an Annual Report.

B. *Memorandum and articles of association.*

This information has been previously reported and is incorporated by reference.

C. *Material contracts.*

There are no additional material contracts, other than those discussed elsewhere in this report.

D. *Exchange controls.*

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States. See "Item E, Taxation".

E. *Taxation.*

A brief and general description is included below of certain taxes, including withholding taxes, to which United States security holders are subject under the existing tax laws and regulations of Canada. The consequences, if any, of provincial taxes are not considered. Please note that the following information is general and security holders should seek the advice of their own tax advisors with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any United States federal, state or local taxes.

The discussion in this section summarizes the principal Canadian federal income tax consequences of acquiring, holding, and disposing of shares of common stock of a Canadian corporation for a shareholder who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of the corporation as capital property for purposes of the Income Tax Act (Canada) (the "Tax Act"). This discussion is not exhaustive of all possible Canadian income tax consequences to all United States resident holders and in particular will not be applicable where the United States resident is a non-resident insurer carrying on an insurance business in Canada in respect of which the shares of the corporation are held or used in Canada. Nor should these comments be interpreted as legal or tax advice to any particular person, each of whom should consult their own tax advisors with respect to their particular circumstances.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended, (the "1980 Convention"). It should be noted that the following discussion of Canadian federal income tax consequences does not take into consideration any further amendments to the Convention negotiated between Canada and the United States.

The Tax Act provides in subsection 212(2) that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian-resident corporation to a non-resident of Canada will be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend. Dividends paid by a Canadian corporation to shareholders resident in Canada are not subject to withholding tax.

Generally the disposition by a non-resident of shares of a Canadian public corporation is not subject to Canadian income tax. However, subsections 2(3) and 115(1) of the Tax Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a Canadian public corporation if such non-resident, together with persons with whom he does not deal at arm's length, owned 25% or more of the issued shares of any class of the capital stock of the Canadian corporation at any time during the five-year period that ends at the time of disposition of the shares. Proposed amendments to section 115 and subsection 128.1(4) provide that a non-resident person will also be taxed in Canada on any "taxable capital gain" on the disposition of the shares of the Company if the non-resident holder elected under the Tax Act to treat such shares as taxable Canadian property upon ceasing to be a resident of Canada subsequent to 1992 and prior to October 2, 1996. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on "taxable capital gains" arising on the disposition of shares that constitute capital property used in carrying on a business in Canada.

Provisions in the Tax Act relating to dividend and deemed dividend payments to, and gains realized by, non-residents of Canada who are residents of the United States are subject to the 1980 Convention. Article X of the 1980 Convention provides that the rate of Canadian non-resident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting stock of the corporation paying the dividend will not exceed 5% of the dividend or deemed dividend. Otherwise, and except in the case of dividends and deemed dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends or deemed dividends are paid are effectively connected with a permanent establishment in Canada, the rate of non-resident withholding will not exceed 15% of the dividend or deemed dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends or deemed dividends are paid are effectively connected with that permanent establishment, the dividends or deemed dividends are generally subject to Canadian tax as business profit, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the twelve-month period preceding

the date of disposition. In addition, Canada will be able to tax capital gains realized by an individual resident in the United States on the disposition of shares of a Canadian corporation if the following conditions are met:

- the individual was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition of shares, and
- the individual owned the shares when he ceased to be resident in Canada.

A United States resident who pays or has withheld from distributions Canadian income tax on account of distributions paid by a Canadian corporation or capital gains from the disposition of a Canadian corporation's shares may be entitled for United States federal income tax purposes, at the option of the person, to either a deduction or a tax credit for such foreign tax paid or withheld. The Company assumes responsibility for the withholding of tax at the source for distributions.

United States Income Tax Considerations

There are various United States federal, state, local and/or foreign tax considerations and reporting requirements applicable to a shareholder who is a resident of the United States and who acquires, holds and/or disposes of shares of a Canadian Company. The U.S. income tax consequences to a U.S. shareholder will not be the same for all investors and in view of the complexity of both the Canadian and United States tax laws, we highly recommend that U.S. shareholders and prospective U.S. shareholders should consult their own tax advisors with respect to their particular circumstances.

F. ***Dividends and paying agents.***
This item is not applicable.

G. ***Statement by experts.***
This item is not applicable.

H. ***Documents on display.***
This item is not applicable.

I. ***Subsidiary Information.***
This item is not applicable.

Item 11. – Quantitative and Qualitative Disclosures About Market Risk.

The table below shows the long term debt whose fair value is subject to market risk as interest rates change.

FIXED INTEREST RATE LONG TERM DEBT	Mortgage	Note Payable	Note Payable	Other
Interest Rate	6.8%	7.2%	8.0%	10.0%
Principal at February 28, 2002	424,108	202,655	107,341	63,463
Principal payments by year:				
2003	26,142	202,655	35,780	21,021
2004	27,950		35,780	21,934
2005	370,016		35,780	15,551
2006				4,957
TOTAL	424,108	202,655	107,340	63,463

The fair value of this debt decreases as market interest rates increase. The fair value of this debt is estimated at $795,025 as at February 28, 2002 as disclosed in note 17 (a) of the financial statements.

VARIABLE INTEREST RATE DEBT	Operating Loan	Term Loan
Interest Rate	prime + 0.75%	prime + 1.0%
Principal at February 28, 2002	1,276,193	2,161,974
Principal payments by year:		
2003		900,000
2004		900,000
2005		361,974
2006		
TOTAL	-	2,161,974

The fair value of this debt is equal to the book amount. Future cash flows will be adversely impacted by interest rate increases.

Item 12. – Description of Securities Other than Equity Securities.

This item is not applicable.

PART II

Item 13. – Defaults, Dividend Arrearages and Delinquencies.

This item is not applicable.

Item 14. – Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. The instruments defining the rights of the Company's shareholders have not been materially modified except as follows:

i) An amendment to the Memorandum of the Company was passed by the shareholders at the Company's annual general meeting held on August 29, 2000 to increase the authorized capital of the Company from 110,000,000 shares divided into 100,000,000 common shares without par value and 10,000,000 preferred shares without par value to 120,000,000 shares divided into 100,000,000 common shares without par value and 20,000,000 preferred shares without par value. The preferred shares were designated as follows: 1,000,000 as Series "A", 100 as Series "B", 1,000,000 as Series "C", and 4,000,000 as Series "D". There are 9,999,900 undesignated preferred shares

ii) An amendment to the Memorandum and the Articles of the Company was passed by the directors on February 27, 2001 to designate a fifth series of 4,000,000 preferred shares as Series "E".

iii) By a resolution of the directors of the Company made September 16, 1991 (the "Record Date"), it was resolved to implement a Shareholders Protection Rights Plan Agreement (the "Plan") by authorizing the issuance of:

- one right (a "Right") in respect of each common share of the Company outstanding as at the Record Date; and
- one Right in respect of each common share of the Company issued after the Record Date and before certain triggering events relating to the ownership of the Company's common shares, as described in the Plan.

Each Right entitled the holder to acquire, upon the occurrence of certain triggering events, one additional common share at an exercise price, subject to adjustment in accordance with the terms of the Plan, of CDN$8.00 per share. The Plan further provided that, unless extended or renewed, all Rights granted under the Plan would expire on the Expiration Time, as defined in the Plan.

By a resolution of the shareholders of the Company made December 30, 1994, the shareholders of the Company ratified the continued existence of the Rights previously issued under the Plan. Holders of common shares issued subsequent to the Expiration Time, however, are not entitled to any Rights with respect to those shares.

A resolution was passed by the shareholders at the Company's annual general meeting held on August 29, 2000 to renew and extend the Company's Shareholder Protection Rights Plan Agreement (the "Plan") made September 16, 1991. The Plan was renewed and extended to September 15, 2003 by, amongst other things:

- ensuring one right in respect of each common share of the Company issued as of July 10, 2000; and
- issuing one right in respect of each common share of the Company to which a right had not been previously issued and issuing one right to each Common Share of the Company issued after July 10, 2000 and before certain triggering events relating to the ownership of the Company's common shares, as described in the Plan.

B. There were no material modifications to any other class of securities.

C. There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D. There has been no change of trustee for any registered securities.

E. This item is not applicable.

Item 15. – Nil.

Item 16. – Nil.

PART III

Item 17. – Financial Statements.

The Consolidated Financial Statements of Leading Brands, Inc. for the year ended February 28, 2002, February 28, 2001 and February 29, 2000 are attached to this report as Exhibit 1.

Item 18. – Not applicable.

Item 19. – Exhibits.

Exhibit No.	Description
1.	**Annual Financial Statements**: Auditor's Report and Consolidated Financial Statements of Leading Brands, Inc. February 28, 2002, February 28, 2001 and February 29, 2000 (expressed in United States Dollars)
2.	Agreement Letter between Strategic Growth International, Inc. and Leading Brands, Inc.

3. Distribution Agreement between Havana Iced Cappuccino Company and Leading Brands, Inc. dated October 22, 2001

4. Modification and Extension of Lease between Irving Glassner and Noreen Gladys Glassner and Leading Brands of Canada, Inc. and Leading Brands, Inc. dated October 31, 2002.

5. Modification and Extension of Sub-Lease between Irving Glassner, Noreen Gladys Glassner and Glassner Consulting Inc. and Leading Brands of Canada, Inc. and Leading Brands, Inc. dated October 31, 2001.

6. License Agreement between PEZ Candy, Inc. and Leading Brands, Inc. dated November 1, 2001.

7. Installation and Supply Agreement between The Popstraw Company, LLC and Leading Brands of Canada, Inc. dated January 1, 2002

8. Contract Manufacturing Agreement between The Quaker Oats Company of Canada, doing business as Quaker Tropicana Gatorade Canada, a division of Pepsi-Cola Canada Ltd. and leading Brands of Canada, Inc. dated January 1, 2002.

9. Packing Agreement between Ocean Spray International, Inc. and Leading Brands of Canada, Inc. dated January 1, 2002

10. Distribution Agreement between Base Concept Inc. and Leading Brands, Inc. dated January 9, 2002.

11. Agreement Letter between Black Fly Investments Inc. and The TREK Company, Inc. dated January 15, 2002.

12. Lease Agreement between Eight Eighty, LLC and Leading Brands of America, Inc. dated February, 2002.

13. Information Circular dated July 2, 2002.

The following documents have been previously filed and are incorporated by reference:

Certificate of Incorporation and Articles and amendments to the Articles and Memorandum of the Company, amended on June 29, 1998 and April 13, 1999 Memorandum and Part 27 of the Articles of Leading Brands, Inc. as amended February 27, 2001.

Shareholder Protection Rights Plan Agreement dated September 16, 1991 between Camfrey Resources Ltd. and Pacific Corporate Trust Company

Sublease between Infoworks Systems Inc. and Leading Brands of Canada, Inc. dated June 21, 2000 for property at 555 Burrard Street, Vancouver BC. Consent to sublease by Bentall Properties Ltd. and The Great- West Life Assurance Company, dated August 1, 2000.

Lease between Sun Life Assurance Company of Canada and Quick.Com, Inc. dated July 4, 2000 for property at 13331 Vulcan Way, Richmond BC. Indemnity Agreement between Leading Brands of Canada, Inc. and Sun Life Assurance Company of Canada dated July 4, 2000.

Contracts for Sale of Goods, Lease and related documents between Leading Brands of Canada, Inc., Northland Technologies, Inc., and Quick Home Delivery (Canada), Inc. dated November 30, 2000.
Licence Agreement between Quick, Inc. and Northland Technologies, Inc. dated January 1, 2001.
Agreement of Purchase and Sale, and related documents between Leading Brands of Canada, Inc. and Northland Technologies, Inc. dated January 1, 2001.
Management Agreement and related documents between Leading Brands of Canada, Inc. and Quick Home Delivery (Canada), Inc. dated January 1, 2001.

Termination of License Agreement between South Beach Beverage Co., LLC and Leading Brands of Canada, Inc.
Bill of Sale and related documents between Leading Brands of Canada, Inc. and South Beach Beverage Company, Inc. dated April 2, 2001.

Exclusive License Agreement dated February 1, 1999 between Brio Industries Inc. and South Beach Beverage Co., LLC

Distribution Agreement dated April 1, 1999 between Cable Car Beverage Corporation and Brio Industries Inc.

Franchise Agreement dated July 26, 1999 between Virgin Cola Manufacturing Partnership and Brio Industries Inc.

Supply Agreement dated as of July 26, 1999 between Virgin Cola Manufacturing Partnership and Brio Industries Inc.

Distribution Agreement dated February 25, 1999 between Fiji Natural Artesian Water and Brio Industries Inc.

Distribution Agreement dated March 3, 1999 between Hansen Beverage Company and Brio Industries Inc.

License Agreement dated March 3, 1999 between Hansen Beverage Company and Brio Industries Inc.

Contract Manufacturing Agreement dated January 22, 1999 between Quaker Oats Company of Canada and Brio Beverages Inc.

Purchase Agreement dated November 30, 1993 pursuant to which the Company acquired BBI.

Disposition agreement dated November 18, 1996 pursuant to which Brio Beverages Inc. sold its carbonated soft drink division to a subsidiary of Cott Corporation.

Transfer of Land and Buildings Agreement between Brio Industries Inc. and Brio Juices (Holdings) Inc. dated September 20, 1996.

Transfer of Shares and Inter-Corporate Debt Agreement between Brio Beverages Inc. and Brio Beverages (Holdings) Inc. dated November 22, 1996.

Conversion of Inter-Corporate Debt to Equity Agreement between Brio Industries Inc. and Brio Beverages (Holdings) Inc. dated November 22, 1996.

Bare Trust Agreement between Springfield Water Corp. and Brio Industries Inc. dated March 1, 1997.

Purchase agreement between the Company and FBI Brands Ltd., dated February 23, 1997 and selected proforma financial statements.

A Lease between the Company and Hopewell Equities Inc., dated April 22, 1998, for Bay 116-7139 44 St. S.E., Calgary Alberta.

A Lease between the Company and Specialty Foods (1968) Ltd., dated as of September 19, 1997, for 6996 Greenwood Street, Burnaby, B.C.

A Lease between the Company and Irving Glassner, Noreen Glassner and Glassner Consulting Inc. dated July 1, 1996 for 120-7400 River Road, Richmond, B.C.

A Lease between the Company and Irving Glassner and Noreen Glassner dated January 10, 1986 for 160-7400 River Road, Richmond, B.C.

A Lease Modification Agreement between the Company and Irving Glassner and Noreen Glassner dated January 31, 1996 for 160-7400 River Road, Richmond, B.C.

An Assignment of Lease Agreement between the Company and Irving Glassner and Noreen Glassner dated February 24, 1997 for 160-7400 River Road, Richmond, B.C.

Lease dated June 30th, 1993 between Tim Dagg and David Read and Can-Am Distributors Ltd.

Letter agreement for Lease of 6553 Portsmouth Road, Nanaimo, B.C. dated March 17, 1999 between Brio – Specialty Distributors and Cornwall Properties Limited

Lease dated May 20, 1999 for lease of 346 Saulteaux Crescent, Winnipeg, between Crystal Properties Ltd. and Brio Beverages Inc.

Asset Purchase Agreement dated August 31, 1998, between Brio Beverages Inc., Brio Industries Inc. and Canadian Springs Water Company Limited

Share Purchase Agreement dated July 2, 1999, between Timothy Scott Dagg and Marlene Ann Dagg, David William Read and Karen Anne Read and Brio Industries Inc.

Asset Purchase Agreement dated August 31, 1998, between Brio Beverages Inc., Brio Industries Inc. and Canadian Springs Water Company Limited

Share Purchase Agreement dated July 2, 1999, between Timothy Scott Dagg and Marlene Ann Dagg, David William Read and Karen Anne Read and Brio Industries Inc.

Lease dated June 30th, 1993 between Tim Dagg and David Read and Can-Am Distributors Ltd.

Letter agreement for Lease of 6553 Portsmouth Road, Nanaimo, B.C. dated March 17, 1999 between Brio – Specialty Distributors and Cornwall Properties Limited

Lease dated May 20, 1999 for lease of 346 Saulteaux Crescent, Winnipeg, between Crystal Properties Ltd. and Brio Beverages

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its own behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.

(signed) Ralph D. McRae
Ralph D. McRae
Chairman, Chief Executive Officer
and President

Dated: July 10, 2002

Leading Brands, Inc.
Consolidated Financial Statements
February 28, 2002 and 2001
(Expressed in US Dollars)

Contents

BDO Dunwoody LLP
Chartered Accountants

600 Park Place
666 Burrard Street
Vancouver, BC, Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Independent Auditors' Report

The Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheet of Leading Brands, Inc. as at February 28, 2002 and the Consolidated Statements of Income and Deficit and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were reported upon by other auditors. Their report covered the years ended February 28, 2001 and February 29, 2000, contained no reservations but included in the Comments by Auditors for US Readers on Canada – United States Reporting Differences, an explanatory paragraph regarding a change in accounting policy for Income Taxes and was dated June 8, 2001 (except for Notes 8 and 9 (a) which were dated July 13, 2001 and Note 19 which was dated August 23, 2001).

BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia
May 17, 2002

Deloitte & Touche LLP
Deloitte & Touche Inc.
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 4046
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Directors of
Leading Brands, Inc.

We have audited the consolidated balance sheet of Leading Brands, Inc. as at February 28, 2001 and the consolidated statements of income and deficit and cash flows for the years ended February 28, 2001 and February 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

With respect to the consolidated financial statements for the year ended February 28, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended February 29, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and the results of its operations and its cash flows for the years ended February 28, 2001 and February 29, 2000 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
June 8, 2001
(except for Notes 8 and 9 (a) for which the date is July 13, 2001 and Note 19 for which the date is August 23, 2001)

Comments by Auditors for U.S. Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in the Summary of Significant Accounting Policies relating to Future Income Taxes. The adoption of this policy had no material effect on the 2001 or 2000 comparative financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted audited standards, our report dated June 8, 2001 is expressed in accordance with Canadian reporting standards which do not permit reference to such event in the auditors' report when it is adequately disclosed in the financial statements.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
June 8, 2001
(except for Notes 8 and 9 (a) for which the date is July 13, 2001 and Note 19 for which the date is August 23, 2001)

Deloitte
Touche
Tohmatsu

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)

February 28		2002		2001
Assets				
Current				
Accounts receivable (Note 17 (b))	$	3,524,115	$	4,232,742
Due on termination of license (Note 1 (b))		-		4,131,562
Inventory (Note 2)		2,059,638		3,353,207
Prepaid expenses and deposits		152,672		61,366
		5,736,425		11,778,877
Capital assets (Note 3)		7,987,532		10,322,670
Trademarks and rights (Note 4)		334,606		460,628
Goodwill (Note 5)		2,093,348		2,467,865
Deferred costs (Note 6)		229,451		282,500
Long-term investment and advances (Note 7)		6,013,511		5,027,421
Other		31,211		33,179
Total Assets	$	22,426,084	$	30,373,140
Liabilities and Shareholders' Equity				
Liabilities				
Current				
Bank indebtedness (Note 8)	$	1,276,193	$	4,227,391
Accounts payable and accrued liabilities		3,821,235		7,022,633
Current portion of long-term debt (Note 9)		847,397		1,009,985
		5,944,825		12,260,009
Long-term debt (Note 9)		2,112,144		4,489,997
Convertible preferred shares (Note 10)		1,072,202		1,003,739
		9,129,171		17,753,745
Shareholders' Equity				
Share Capital				
Authorized				
20,000,000 preferred shares without par value				
100,000,000 common shares without par value				
Issued				
13,661,786 common shares (2001 – 13,661,786) (Note 11 (b))		23,566,528		23,566,528
Treasury stock				
108,400 shares (2001 – Nil) (Note 11(i))		(113,594)		-
Equity component of convertible preferred shares (Note 11)		310,709		306,295
Currency translation adjustment		(1,062,433)		(514,557)
Deficit		(9,404,297)		(10,738,871)
		13,296,913		12,619,395
Total Liabilities and Shareholders' Equity	$	22,426,084	$	30,373,140

APPROVED BY THE BOARD

Director

Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Income and Deficit
(Expressed in US Dollars)

For the year ended	February 28 2002	February 28 2001	February 29 2000
Sales	$ 41,181,549	$ 51,087,079	$ 31,169,899
Expenses (income)			
Cost of sales	32,073,301	40,048,600	23,670,431
Selling, general and administrative	6,075,710	10,436,743	8,051,180
Amortization of capital assets	821,503	1,346,423	1,240,314
Amortization of goodwill	183,830	171,955	133,988
Amortization of deferred costs and other	261,064	264,908	289,636
Interest on long-term debt	394,148	535,894	335,666
Interest on current debt	119,554	270,035	232,162
Interest accretion on convertible preferred shares	112,484	-	-
Gain on termination of South Beach Beverage Co. LLC Agreement (Note 1 (b))	(199,033)	(3,734,002)	-
Gain on sale of carbonated soft drink assets (Note 1 (c))	-	-	(2,069,536)
Gain on settlement of income tax reassessment	-	-	(271,571)
Write-down of capital assets (Note 3)	-	359,521	-
Write-off of deferred costs	-	171,444	-
Severance and other	-	-	201,834
	39,842,561	49,871,521	31,814,104
Income (loss) before income taxes	1,338,988	1,215,558	(644,205)
Income taxes (Note 14)	-	-	-
Net income (loss) for the year	1,338,988	1,215,558	(644,205)
Dividends	(4,414)	(288,563)	-
Deficit, beginning of year	(10,738,871)	(11,665,866)	(11,021,661)
Deficit, end of year	$ (9,404,297)	$ (10,738,871)	$ (11,665,866)
Earnings (loss) per share (Note 11 (j))			
Basic	$ 0.10	$ 0.09	$ (0.11)
Diluted	$ 0.10	$ 0.07	$ (0.11)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

For the year ended	February 28 2002	February 28 2001	February 29 2000
Cash provided by (used in)			
Operating activities			
Net income (loss) for the year	$ 1,338,988	$ 1,215,558	$ (644,205)
Items not involving cash			
Amortization of capital assets	821,503	1,346,423	1,240,314
Amortization of goodwill	183,830	171,955	133,988
Amortization of deferred costs and other	261,064	264,908	312,285
Gain on termination of South Beach Beverage Co. LLC agreement	(199,033)	(3,734,002)	-
Gain on sale of assets	-	-	(27,745)
Interest accretion on convertible preferred shares	112,484	-	-
Write-down of capital assets	-	359,521	-
Write-off of deferred costs	-	171,444	-
Gain on settlement of income tax reassessment	-	-	(271,571)
Changes in non-cash operating working capital items (Note 15)	(1,348,958)	1,492,540	1,055,215
	1,169,878	1,288,347	1,798,281
Investing activities			
Cash included in sale of Quick.com business and Assets (Note 1 (a))	-	(1,310,034)	-
Purchase of capital assets (Note C)	(693,327)	(1,223,278)	(1,042,004)
Website development costs (Note D)	-	(2,051,073)	(107,400)
Advances to Northland Technologies Inc.	(1,158,609)	-	-
Proceeds on termination of South Beach Beverage Co. Ltd. agreement	4,493,211	-	-
Purchase of other assets	-	(105,765)	(29,619)
Proceeds on sale of capital assets (Notes B and 3)	1,595,891	661,740	32,319
Proceeds on sale of bar truck business	95,963	-	-
Expenditures on deferred costs	(108,817)	(1,165,093)	(109,327)
Other investments and advances	(63,975)	-	-
Acquisition of Can-Am Distributors Ltd. (net of cash acquired) (Note 1 (d))	-	(162,809)	(620,019)
	4,160,337	(5,356,312)	(1,876,050)
Financing activities			
Increase (decrease) in bank indebtedness	(2,951,198)	2,535,958	(2,149,845)
Issue of common share capital (Notes A and D)	-	1,644,851	28,137
Purchase of treasury stock	(113,594)	-	-
Issue of preferred share capital	-	-	2,730,485
Obligation to issue preferred share capital (Note 10)	-	1,310,034	-
Proceeds from issuance of long-term debt	-	-	102,101
Termination of lease payment	-	(29,786)	-
Repayment to Revenue Canada, net of interest accrued	-	(259,703)	(2,151,549)
Repayment of long-term debt	(2,371,785)	(1,205,466)	(68,204)
Proceeds from new demand-revolving loan	-	-	4,828,918
Repayment of old demand-revolving loan	-	-	(3,242,274)
	(5,436,577)	3,995,888	77,769
Effect of exchange rate changes on cash	106,362	72,077	-
Cash, beginning and end of year	$ -	$ -	$ -
Supplementary disclosure of cash flow information			
Cash paid during the year			
Income tax payments, net	$ -	$ 259,703	$ 2,152,087
Interest paid	$ 444,012	$ 590,233	$ 589,171

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

(Expressed in US Dollars)

Notes:

A. During the year ended February 28, 2001, the Company issued common shares with a value of $6,248,846, of which 1,644,851 were issued for cash, 3,978,118 were issued for the conversion of Series C and D preferred shares, 291,669 were issued on settlement of accounts payable and 334,208 in connection with the purchase and integration of Can-Am Distributors Ltd. and Alamo Snacks Ltd.

B. During the year ended February 28, 2001, the Company sold assets for proceeds of $999,310 consisting of cash of $661,740 and a note receivable of $337,570 (Note 3).

C. During the year ended February 29, 2000, capital assets were acquired at an aggregate cost of $1,474,759 of which $83,043 was acquired in exchange for a note payable issued to a customer (Note 9 (e)), $96,940 was acquired by means of a capital lease (Note 9 (e)) and $432,074 was acquired in exchange for the issue of common share capital.

D. During the year ended February 29, 2000, website development costs were incurred at an aggregate cost of $480,708 of which $169,831 was incurred in exchange for shares issued and $203,477 was incurred in exchange for a note payable.

(Expressed in US Dollars)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States ("US GAAP") as explained in Note 19. Details of significant accounting policies are as follows:

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned Canadian and United States subsidiaries, together with a 97% interest in TREK, Inc. and a 79% interest in Quick, Inc. All intercompany transactions and balances have been eliminated.

Inventory

Raw materials are valued at the lower of cost determined on a first-in, first-out basis and net realizable value. Finished goods purchased for resale are valued at the lower of average cost and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost and net realizable value.

Capital Assets

Capital assets are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	- 7% to 20%
Buildings	- 5%
Automotive equipment	- 20%
Land improvements	- 8%
Furniture and fixtures and computer hardware and software	- 20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the valuation of capital assets. Capital assets are written down when a permanent and significant impairment in their value has occurred.

During the year ended February 28, 2002, management determined that certain operating equipment had a longer life than originally estimated and as a result, has reduced the annual amortization rate on this equipment from 10% to 7%. This change has reduced the amortization recorded in the year ended February 28, 2002 by $178,555 (2001 and 2000 - $Nil).

Website Development Costs

The Company capitalizes website development costs, including specific programming costs which are expected to provide future benefits. They are amortized over their expected useful life commencing with the period that the website is completed.

Software Development for Internal Use	Software development costs including costs related to acquired software which are expected to provide future benefits with reasonable certainty are deferred and amortized as described above.
Goodwill	Goodwill is recorded at cost and is amortized using the straight-line method over periods ranging from 10 to 20 years. Management periodically performs a review of undiscounted future operating cash flows to assess the valuation of goodwill. Goodwill is written down when a permanent and significant impairment in its value has occurred.
Deferred Charges	Start-up costs are amortized over a five year period, from the time when commercial operations of the applicable business units commence. Certain new product promotion and launch costs are deferred and amortized over 36 months commencing with the date of launch of the related product. Management periodically performs a review of the undiscounted future operating cash flows to assess the valuation of deferred costs. Deferred costs are written down when a permanent and significant impairment in their value has occurred.
Long-term Investments	Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value.
Trademarks and Rights	Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life. Web domain names to be used in the business are amortized over their expected useful life commencing with the period that the related Web site is completed.
Revenue Recognition	Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured.
Shipping and Handling Fees and Costs	The Company records shipping and handling revenue as a component of sales revenue and shipping and handling costs as a component of cost of sales.

Foreign Currency Translation

The functional currency of the Company is Canadian dollars. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that related to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

Effective February 29, 2000, the Company adopted the US dollar as its reporting currency because the Company's stock is quoted for trading in the United States and it believes that reporting its financial position, results of operations and cash flows in US dollars is more meaningful to its investors. As a result of this change, for Canadian GAAP purposes, the Company's financial statements as at February 29, 2000 have been translated from Canadian to US dollars using the "translation of convenience" method whereby the financial statement amounts were translated into US dollars using the exchange rate in effect at February 29, 2000 of 1 US dollar for each 1.4496 Canadian dollar.

For years after February 29, 2000, the assets and liabilities of the Company's operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year-end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates.

Stock-based Compensation

No compensation expense is recognized for stock options or warrants granted to directors, officers, employees or consultants. Any consideration paid on exercise of stock options or warrants is credited to share capital.

Income Taxes

Prior to Fiscal 2001, the Company followed the tax allocation method of accounting for income taxes, whereby differences between the provision for income taxes on the earnings or loss for accounting purposes and the income taxes currently payable or recoverable were shown as deferred income taxes. In Fiscal 2001, the Company adopted the new accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants, whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carry-forwards (Note 14), there is uncertainty as to utilization prior to their expiry. Accordingly, the future income tax asset amounts have been fully offset by an uncertainty provision.

The adoption of the new accounting recommendations, which were applied retroactively, had no material effect on the 2001 or 2000 financial statements.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

(Expressed in US Dollars)

1. Acquisitions and Dispositions

a) Sale of Quick.com ("Quick") Assets and Business

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. ("NTI"), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

Under Canadian GAAP applicable to non-monetary transactions, the consideration received was recorded at the amount of the book value of the assets disposed and no gain or loss was recognized on the transaction. Details of the assets disposed of are as follows:

Web site development costs	$	2,117,210
Deferred costs		764,899
Advances		400,193
Cash		1,301,999
Value attributed to the NTI preferred shares	$	4,584,301

The preferred shares include voting rights granting the Company a 12% share in net assets of NTI and are redeemable by NTI on or after March 23, 2001 for either the transfer of all of NTI's right, title and interest in the Quick assets and business or cash of $7.8 million. The shares are retractable at the option of the Company on or after January 1, 2004 for the redemption amount plus any unpaid dividends. In the event of retraction, NTI retains its right to pay the redemption amount in either of the manners described above.

The Company has also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

b) Termination of South Beach Beverage Co., LLC ("SoBe") License Agreement

On February 28, 2001, the license agreement with SoBe was terminated. Sales applicable to this contract during the year ended February 28, 2001 were $14,290,466 (2000 - $2,024,107). In accordance with the license agreement, a termination fee was paid in the amount of $3,876,000 resulting in a gain on settlement of $3,734,002 after recording certain costs of termination.

On April 2, 2001, the Company sold certain assets and inventory related to its former license arrangement with SoBe, resulting in a gain of $199,033 after recording severance and other costs in connection with the dispositions.

(Expressed in US Dollars)

1. **Acquisitions and Dispositions – Continued**

c) Disposition of Carbonated Soft Drink Assets of Brio Beverages Inc. ("BBI")

On November 18, 1996, the Company sold all of the carbonated soft drink assets of BBI for cash proceeds of $13,447,742 resulting in a gain on disposition of $870,315. BBI was involved in the carbonated soft drink bottling and canning business with plants in Alberta and British Columbia. The terms of the sale agreement provided that the Company was entitled to additional consideration based on the earnings generated from the business, subject to a maximum of $862,307 per annum. The term of this arrangement was from February 1, 1997 to the last Saturday in January 2002.

In 2000, the Company released the purchaser from any further obligation or liability to pay past or future contingent consideration under the terms of the original sale agreement in exchange for a termination payment in the amount of $2,069,536.

d) Acquisition of Can-Am Distributors Ltd. ("Can-Am") and Alamo Snacks Ltd, ("Alamo")

On July 2, 1999, the Company acquired all of the issued and outstanding shares of Can-Am and Alamo, two related companies, by purchasing all of the issued and outstanding shares of J&J Holdings Inc. and D&K Holdings Ltd., the holding companies of Can-Am and Alamo, for total consideration of $1,057,638, consisting of cash of $761,005 and shares of the Company with a value of $296,633. The purchase price was subject to an upward adjustment of up to $689,845, payable at the vendor's option in either cash or common shares of the Company, in the event that Can-Am and Alamo achieved certain specified earnings targets in each of the years ending June 30, 2000, 2001 and 2002. During the year ended February 28, 2001, an additional $497,017 consisting of $334,208 in common shares and $162,809 in cash was paid in connection with this acquisition and the obligation for any further adjustments was terminated. This amount was recorded as an increase in goodwill attributable to the acquisition.

Details of the estimated fair value of net assets acquired at July 2, 1999 are as follows:

Current assets	$	1,620,894
Capital assets		439,401
Other		133,030
Goodwill		707,023
		2,900,348
Current liabilities		1,072,381
Long-term liabilities		273,312
		1,345,693
Net assets acquired	$	1,554,655
Consideration		
Cash	$	923,813
Common shares		630,842
	$	1,554,655

(Expressed in US Dollars)

2. Inventory

		2002		2001
Finished goods	$	989,528	$	1,732,033
Raw materials		1,070,110		1,621,174
	$	2,059,638	$	3,353,207

3. Capital Assets

						2002		2001
		Cost		Accumulated Amortization		Net Book Value		Net Book Value
Plant and equipment	$	9,001,111	$	3,400,167	$	5,600,944	$	6,700,159
Buildings		1,200,470		406,235		794,235		1,727,205
Automotive equipment		604,767		345,572		259,195		157,875
Land		270,670		-		270,670		542,862
Land improvements		277,224		127,521		149,703		169,702
Leasehold improvements		79,548		36,132		43,416		39,352
Furniture and fixtures		373,160		247,212		125,948		240,179
Computer hardware and software		1,282,470		539,049		743,421		745,336
	$	13,089,420	$	5,101,888	$	7,987,532	$	10,322,670

During 2001, the Company recognized a write-down to the estimated net realizable value of certain capital assets in the amount of $359,521. This write-down was included in accumulated amortization. Also during 2001, the Company entered into an agreement to sell certain assets to NTI for proceeds of $999,310 consisting of cash of $661,740 and a note receivable of $337,570 to a company related by way of a common director. The Company then leased back these assets under an operating lease. The gain on sale of $117,102 was deferred and was included in accounts payable. During 2002, the Company repurchased certain of the assets sold in the prior year for $429,072. The gain previously deferred in accounts payable was eliminated on re-purchase.

4. Trademarks and Rights

		2002		2001
Trademarks and rights	$	528,914	$	551,605
Less accumulated amortization		(194,308)		(90,977)
	$	334,606	$	460,628

(Expressed in US Dollars)

4. Trademarks and Rights – Continued

Pursuant to an amended purchase agreement dated November 22, 1999, a subsidiary of the Company, Quick, Inc., acquired the domain name Quick.com and related trademarks from a third party in exchange for cash of $100,000, a promissory note in the amount of $200,000 more specifically described in Note 9(d) and the issue of 120,000 common shares of the Company with a value of $122,086. If the subsidiary at any time completes an initial public offering ("IPO") and its shares are approved for and have commenced trading on a public market, then the Company shares issued to the vendor may be exchanged, at the vendor's option, based upon the higher of $1.00 or the then market price per share, for an equivalent dollar amount of shares of the subsidiary at the IPO price.

5. Goodwill

	2002	2001
Goodwill	$ 2,769,415	$ 2,985,875
Less accumulated amortization	(676,067)	(518,010)
	$ 2,093,348	$ 2,467,865

6. Deferred Costs

	2002	2001
Start-up of integrated distribution system	$ 89,603	$ 363,361
Less write-down in value	-	(166,946)
	89,603	196,415
Product launch costs	139,848	86,085
	$ 229,451	$ 282,500

(Expressed in US Dollars)

7. Long-term Investment and Advances

		2002		2001
Investment in preferred shares of NTI (Note 1(a))	$	**4,395,721**	$	4,584,301
Note receivable from NTI (Note 3)		**185,609**		337,570
Other advances to NTI		**1,369,759**		105,550
Other		**62,422**		-
	$	**6,013,511**	$	5,027,421

The note receivable from NTI is collateralized by a general security agreement covering all the assets of NTI, bears interest at 8% and is repayable on February 28, 2004.

Subsequent to the disposition of the Quick assets and business (Note 1(a)), the Company advanced $1,369,759 to NTI primarily for marketing costs and the purchase of capital assets. To support the Company's investment further advances are anticipated.

While the fair value of these financial instruments is not practically determinable, management is of the opinion that as at February 28, 2002, no impairment writedowns are required in connection with the above assets. Changes in future conditions could require a material change in the recognized amounts.

8. Bank Indebtedness

		2002		2001
Bank indebtedness	$	**1,276,193**	$	4,227,391

The Company has a demand revolving operating bank loan with a credit limit of $2,808,989 (2001 - $4,213,495). Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75%. The bank prime rate at February 28, 2002 was 3.75% (2001 – 7.25%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes a demand revolving operating loan of $1,081,934 (2001 - $3,814,540) and unpresented cheques of $454,720 (2001 - $412,851) and is net of cash of $260,461 (2001 - $Nil).

(Expressed in US Dollars)

9. Long-term Debt

		2002	2001
a)	Bank loan, principal of $46,816 plus interest repayable per month, collateralized as described in Note 8, with interest at a rate of bank prime plus 1%.	$ 2,161,974	$ 4,139,266
b)	Mortgage, principal and interest repayable at $4,483 per month including interest at a fixed rate of 6.8% per annum, collateralized by a first mortgage on certain land and buildings and due May 1, 2004	424,108	467,818
c)	$1,200,000 note payable issued to a customer, collateralized by related bottling equipment, non-interest bearing and repayable at a minimum of $200,000 per annum and maturing August 31, 2004. If certain specified minimum product movements are achieved, or the Company does not make available to the supplier agreed levels of capacity, the repayment under the note payable increases to $300,000 per annum. This non-interest bearing note has been recorded at its fair value calculated as the present value of the face amount at maturity using a discount rate of 7.2%. Interest expense is recognized over the term to maturity at an effective rate equal to 7.2%	202,655	548,698
d)	Quick, Inc. promissory note of $200,000 (Note 4), repayable in semi-annual installments of $20,000 plus interest at 8% per annum, on May 31 and November 30, commencing May 31, 2000, due November 29, 2004. This note is unsecured.	107,341	153,219
e)	Other	63,463	190,981
		2,959,541	5,499,982
	Less current portion	847,397	1,009,985
		$ 2,112,144	$ 4,489,997

Principal due within each of the next five years and thereafter on long-term debt is as follows:

2003	$ 847,397
2004	647,463
2005	983,144
2006	481,537
2007 and thereafter	-
	$ 2,959,541

(Expressed in US Dollars)

10. Convertible Preferred Shares

During 2001, the Company entered into an obligation to issue 2,000,000 Class E redeemable, convertible preferred shares ("Class E shares") at CDN$1.00 per share to a company with a director in common with the Company. The Class E shares may be redeemed at the shareholder's option for cash at any time after January 1, 2004. Accordingly, under Canadian GAAP, the obligation to redeem the Class E shares for cash is recorded as a liability, with the remaining amount reflected as equity. The liability portion of the Class E shares was initially recorded at its fair value of $1,003,739, calculated as the present value at January 1, 2001 of the redemption value of the outstanding Class E shares of $1,310,034, plus the present value of the annual dividends for the period of entitlement from January 1, 2002 to December 31, 2003 using a discount rate of 9%. The equity component was determined using an option pricing model and calculated as $306,295 at February 28, 2001. The shares were issued on March 6, 2001. Interest expense on the liability portion will be recognized over the three year period from the date the Company entered into an obligation to issue the shares to the first redemption date of December 31, 2003 at a rate of 9% per annum. For the year ended 2002, the Company recorded interest expense of $112,484 (2001 - $Nil; 2000 - $Nil).

11. Share Capital

a) *Authorized share capital*

	Number of Shares	
	2002	2001
Common shares without par value	**100,000,000**	100,000,000
Preferred shares without par value	**9,999,900**	9,999,900
Series "A" preferred shares	**1,000,000**	1,000,000
Series "B" preferred shares	**100**	100
Series "C" preferred shares	**1,000,000**	1,000,000
Series "D" preferred shares	**4,000,000**	4,000,000
Series "E" preferred shares	**4,000,000**	4,000,000
	20,000,000	20,000,000

During 2001, the authorized capital of the Company with respect to preferred shares was increased. An additional 5,999,901 preferred shares without par value were authorized and a new Series E of preferred shares without par value was created and 4,000,000 were authorized. The rights and restrictions attached to the shares are as follows:

i) The Series A and B preferred shares bear annual preferential non-cumulative dividends at a rate of 5% per annum and are redeemable at the Company's option or retractable at the holder's option with 21 days notice.

(Expressed in US Dollars)

11. Share Capital – Continued

ii) The Series C preferred shares bear annual preferential dividends at a rate of 8% per annum, calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any unaccrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series C preferred shares were converted to common shares during 2001 together with dividends in the amount of $78,642.

iii) The Series D preferred shares bear annual preferential cumulative dividends at a rate of 8% per annum calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series D preferred shares were converted to common shares during 2001, together with cumulative dividends in the amount of $209,921.

iv) The Series E preferred shares bear annual preferential cumulative dividends at a rate of 9% per annum commencing on the first anniversary from the date of issue. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of three years, at the following conversion prices per common share: $1.50 for the first year from the date of issue, $1.75 for the second year from the date of issue and $2.00 for the third year following the date of issue. If the shares are not converted by three business days prior to December 31, 2003 then the conversion right terminates. The shares are redeemable by the holder at any time after December 31, 2003. However, if the shares are not redeemed by the Company, the right of conversion will be restored and continue as before.

(Expressed in US Dollars)

11. Share Capital – Continued

b) Changes in Issued Common Share.Capital

	Number of Common Shares		Amount
Issued as at February 28, 1999	7,150,291	$	15,997,536
Issued in connection with the purchase of Strait Goods in a prior year	208,525		313,880
Issued in connection with the purchase of Can-Am Distributors Ltd. and Alamo Snacks Ltd. (Note 1(d))	196,965		296,633
Issued in connection with the purchase of Quick.com domain name (Note 4)	120,000		122,086
Issued in connection with the purchase of Sentai software (Note 12 (c))	585,834		559,410
Issued for cash on exercise of stock options	28,300		28,137
Issued as at February 29, 2000	8,289,915		17,317,682
Issued on conversion of Series C preferred shares and accrued dividends	864,000		1,080,505
Issued on conversion of Series D preferred shares and accrued dividends	2,330,169		2,897,613
Issued for cash pursuant to private placement	1,665,000		1,644,851
Issued on settlement of accounts payable	287,100		291,669
Issued in connection with the purchase of Can-Am Distributors Ltd. and Alamo Snacks Ltd. in a prior year (Note 1 (d))	225,602		334,208
Issued as at February 28, 2001 and February 28, 2002	13,661,786	$	23,566,528

(Expressed in US Dollars)

11. Share Capital – Continued

c) Changes in Issued Preferred Share Capital

	Class C			Class D			Class E			
	Number of Shares		Amount	Number of Shares		Amount	Number of Shares		Amount		Total Amount
Issued as at February 29, 1999	1,000,000	$	1,069,260	-	$	-	-	$	-	$	1,069,260
Issued for cash pursuant to private placement	-		-	2,675,000		2,730,485	-		-		2,730,485
Issued as at February 28, 2000	1,000,000		1,069,260	2,675,000		2,730,485	-		-		3,799,745
Converted to common Shares	(1,000,000)		(1,069,260)	(2,675,000)		(2,730,485)	-		-		(3,799,745)
Equity component of obligation to issue Class E shares (Note 10)	-		-	-		-	2,000,000		306,295		306,295
February 28, 2001	-		-	-		-	2,000,000		306,295		306,295
Dividends	-		-	-		-	-		4,414		4,414
February 28, 2002	-	$	-	-	$	-	2,000,000	$	310,709	$	310,709

During 2001, 1,000,000 Class C preferred shares and 2,675,000 Class D preferred shares were converted into 3,194,169 common shares of the Company.

The Class E preferred shares are convertible as follows:

Class	Issued and Outstanding	Range of Conversion Prices
Class E preferred shares	2,000,000	$1.75 to December 31, 2002 $2.00 to December 31, 2003

d) Stock Option Plans

The Company has stock option plans to provide options to purchase common shares of the Company for its employees, officers, directors and consultants. The options granted pursuant to these plans are generally exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted.

(Expressed in US Dollars)

11. Share Capital – Continued

e) Stock Option Information

	Issued and Outstanding Options		Weighted Average Exercise Price
Outstanding at February 28, 1999	1,335,000	$	1.78
Granted	1,329,000		1.33
Exercised	(28,300)		0.99
Cancelled	(606,700)		1.88
Outstanding at February 29, 2000	2,029,000		1.49
Granted	1,340,000		1.61
Cancelled	(220,000)		1.31
Outstanding at February 28, 2001	3,149,000		1.55
Granted	95,000		0.96
Cancelled	(244,000)		1.49
Outstanding at February 28, 2002	3,000,000	$	1.03

During the year ended February 28, 2002, the Company also cancelled 2,465,000 options with a weighted average exercise price of $1.62 and issued new options with an exercise price of $1.00.

f) Options Outstanding and Exercisable

The following table summarizes the options outstanding and exercisable at February 28, 2002.

Number of Options Outstanding	Average Remaining Contractual Life (Years)		Exercise Price	Number of Shares Exercisable		Exercise Price
2,795,000	4.0	$	1.00	2,269,451	$	1.00
50,000	1.3	$	2.25	50,000	$	2.25
30,000	2.9	$	2.00	12,500	$	2.00
20,000	4.3	$	0.83	3,333	$	0.83
75,000	2.9	$	0.91	33,750	$	0.91
30,000	2.9	$	0.97	13,000	$	0.97
3,000,000				2,382,034		

(Expressed in US Dollars)

11. Share Capital – Continued

g) Share Purchase Warrants Information

	Number of Warrants		Weighted Average Exercise Price
Outstanding at February 28, 1999	650,000	$	1.90
Granted	475,000		1.29
Cancelled	(200,000)		1.99
Outstanding at February 29, 2000 and February 28, 2001	925,000		1.55
Granted	400,000		1.13
Expired	(450,000)		1.93
Outstanding at February 28, 2002	875,000	$	1.21

During the year ended February 28, 2002, the Company granted 400,000 warrants to acquire common shares to an officer of a wholly owned subsidiary in exchange for consulting services rendered. 200,000 of the warrants have an exercise price of $1.00 and 200,000 of the warrants have an exercise price of $1.25. The warrants expire on August 21, 2006.

During the year ended February 29, 2000, the Company granted 360,000 warrants to acquire common shares at an exercise price of $1.25 per share to a third party in connection with an investment in Class D preferred shares of the Company. Also during the year ended February 29, 2000, the Company issued 115,000 warrants to certain existing shareholders at an exercise price between $1.25 and $1.50 per share in exchange for consulting and financial services rendered.

h) Shareholder Protection Rights Plan

On September 16, 1991, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is to be attached to each common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price.

i) Share Buyback

During 2001, the Company decided to repurchase up to 10% of its issued and outstanding shares at prices from time to time determined to be appropriate by management.

During 2002, the Company repurchased 108,400 of its issued and outstanding shares.

(Expressed in US Dollars)

11. Share Capital – Continued

j) Earnings Per Common Share

Effective the year ended February 28, 2002, the Company adopted the "Treasury Stock Method" to calculate earnings per common share. Under this method basic earnings per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the convertible preferred shares had been converted and the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. The adoption of this policy had no material effect on prior year figures.

Details of the numerator and denominator used in the calculation of earnings (loss) per share are as follows:

	2002	2001	2000
Numerator			
Net income (loss) for the year	$ 1,338,988	$ 1,215,558	$ (644,205)
Provision for dividends on preferred shares	(4,414)	(288,563)	(154,249)
Net income (loss) available to common stockholders	$ 1,334,574	$ 926,995	$ (798,454)
Denominator			
Weighted average shares outstanding	13,593,310	10,390,165	7,523,749
Effect of dilutive securities – stock options	1,592	-	-
Denominator for diluted EPS	13,594,902	10,390,165	7,523,749

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants and on conversion of preferred shares) totalling 4,741,125 (2001 – 4,945,460); 2000 – 6,932,118) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

(Expressed in US Dollars)

12. Commitments

a) The Company is committed to annual operating leases for premises and equipment. The minimum annual payments for the next five years and thereafter are as follows:

2003	$ 898,194
2004	681,004
2005	584,778
2006	479,549
2007	105,704
Thereafter	1,670
Total future minimum lease payments	$ 2,750,899

b) The Company has commitments with various suppliers to distribute specified volumes of product. It is not anticipated that losses will be incurred on these contracts.

c) As partial consideration for the design, maintenance and upgrade of the technical aspects of the Quick e-commerce website, the Company's 79%-owned subsidiary, Quick, Inc., has issued 3% (300,000) of its common shares to Sentai Software Consulting Corporation ("Sentai") during the year ended February 28, 2001 and, conditional on performance of Sentai under the terms of the agreement, is obligated to issue a further 6% of its common shares over three years. As of February 28, 2002, no share commitments have been accrued. This agreement has an initial three-year term, commencing December 7, 1999 and expiring December 6, 2002. The value of these shares will be capitalized or expensed according to the nature of the services provided by Sentai in the period the services are performed.

In addition, Quick, Inc. will receive a royalty of 10% of the value of any software installed by Sentai in any third party sub-distributor of Quick, Inc.

d) The Company is committed to issuing a further 11.6% interest in TREK, Inc. to various parties. 6.6% is to be issued to a company, half of which will be issued in June 2002 and the remaining half in June 2003. The remaining 5% will be issued to two employees and vest over 36 months starting February 2002.

13. Contingencies

a) Certain former employees of the Company have commenced actions against the Company seeking damages for wrongful dismissal, breach of contract, negligent misrepresentations and other claims. The Company believes it has substantial defences to the claims, has initiated counter claims and is vigorously defending the actions. The amount and likelihood of loss, if any, is not presently determinable.

b) A receiver of a third party is seeking payment of its fees and disbursements in the estimated amount of approximately $124,800 and there is a potential claim for certain further costs in connection with an alleged indemnity agreement. The Company denies the claim and has issued a statement of defence and counter claim and believes it has substantial defences to the action. The amount of loss, if any, is not presently determinable.

(Expressed in US Dollars)

13. **Contingencies – Continued**

c) A supplier to the Company has commenced an action against the Company claiming a debt in the amount of $251,600. The Company has denied this claim and has counter sued for breach of contract and negligence. The amount and likelihood of loss, if any, is not presently determinable.

d) A former supplier of the Company commenced a lawsuit against the Company for unpaid amounts totalling approximately $618,000 in respect of beverage product allegedly purchased by the Company. The Company commenced a counter claim against the former supplier totalling approximately $4,682,000 for losses incurred as a result of the former supplier's alleged breach of contract. The legal proceedings between the two parties are at an early stage, discoveries have not been held and the amounts and merits of the supplier's claim and the Company's counter claim are not presently determinable. The amount of the ultimate loss, if any, will be recorded in the period it becomes determinable.

e) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

14. **Income Taxes**

	February 28 2002	February 28 2001	February 29 2000
Current	$ **709,843**	$ 1,323,959	$ 267,450
Utilization of loss carry forwards	**(709,843)**	(1,323,959)	(267,450)
	$ **-**	$ -	$ -

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company's effective income tax rate applied to income (loss) before income taxes was as follows for the years ended February 28, 2002 and 2001 and February 29, 2000:

	February 28 2002	February 28 2001	February 29 2000
Income tax expense (recovery) computed at basic Canadian statutory rates	**39.6%**	45.0%	(45.0)%
Effect of non-deductible amounts	**1.8%**	2.5%	9.0%
Effect of non-taxable portion of capital gain	**(2.8)%**	(73.9)%	0.0%
Effect of taxable portion of Quick assets transactions	**0.0%**	84.4%	0.0%
Non-taxable receipt	**0.0%**	0.0%	(19.0)%
(Recognized) unrecognized tax benefits relating to losses carried forward	**(38.6)%**	(58.0)%	55.0%
	0.0%	0.0%	0.0%

(Expressed in US Dollars)

14. Income Taxes – Continued

The approximate effects of each type of temporary difference that gives rise to the future tax assets are as follows:

	February 28 2002	February 28 2001	February 29 2000
Operating losses carried forward	$ 165,544	$ 763,613	$ 2,374,516
Capital assets	1,364,489	1,093,668	644,290
Long-term investment	613,103	714,718	-
Trademark and deferred costs	18,601	-	-
Total future tax assets	2,161,737	2,571,999	3,018,806
Less liabilities:			
Trademarks and deferred costs	-	(241,491)	(278,997)
Total	2,161,737	2,330,508	2,739,809
Valuation allowance	(2,161,737)	(2,330,508)	(2,739,809)
Net future income tax assets	$ -	$ -	$ -

The Company has provided a valuation allowance against future income tax assets. As at February 28, 2002, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $418,000 which they can apply against future earnings. The net operating loss carryforward amounts commence to expire in 2006.

15. Changes in Non-Cash Operating Working Capital Items

	February 28 2002	February 28 2001	February 29 2000
Non cash working capital related to operations:			
Accounts receivable	$ 547,811	$ (877,074)	$ (17,648)
Inventory	1,184,391	(115,797)	(27,724)
Prepaid expenses and deposits	(96,165)	219,691	(150,011)
Accounts payable and accrued liabilities	(2,984,995)	2,265,720	1,250,598
	$ (1,348,958)	$ 1,492,540	$ 1,055,215

(Expressed in US Dollars)

16. Related Party Transactions

Related party transactions not disclosed elsewhere are as follows:

		February 28 2002	February 28 2001	February 29 2000
i)	Incurred consulting fees with a company related to the President of the Company	$ 52,434	$ 56,157	$ 57,947
ii)	Incurred professional service fees with a company related by a director in common for the services of the President	$ 180,300	$ 193,101	$ 181,707
iii)	Incurred services from a company related by a director in common	$ 11,800	$ 19,123	$ 20,550

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17. Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk

a) Fair Value of Financial Instruments

The carrying value of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their respective fair values due to short-term or demand nature of the instruments. The fair value of long-term debt has been estimated at $2,957,000 (2001 - $5,481,000). The fair value of convertible preferred shares approximates carrying value because, in general, terms are comparable to market. The fair value of the long-term investment and advances is not presently determinable.

b) Credit Risk

The Company's customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in Western Canada. During the fiscal year ended February 28, 2002, the Company's ten largest customers comprised approximately 65% (2001 – 66%; 2000 – 48%) of sales and no one customer comprised more than 29% (2001 – 24%; 2000 – 9%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers' financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $231,741 at February 28, 2002 and $255,478 at February 28, 2001.

c) Interest Rate Risk

The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

(Expressed in US Dollars)

18. Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company's principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company's operations, assets and employees are located in Canada and export sales are not significant.

19. Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, differ in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

a) Adjustments to Consolidated Financial Statements

Adjustments to Consolidated Statements of Income (Loss)

	February 28 2002	February 28 2001	February 29 2000
Net income (loss) for the year, Canadian GAAP	$ 1,338,988	$ 1,215,558	$ (644,205)
Write-off product launch costs and certain deferred costs based on SOP 98-5(i)	(100,959)	(764,899)	(703,639)
Write-off website developments costs not eligible for capitalization based on EITF 00-2(iv)	-	(239,978)	-
Amortization of deferred costs (i)	151,336	251,095	289,636
Write-off of deferred costs (i)	-	171,444	-
Interest accretion on convertible preferred shares (vi)	112,484	-	-
Consulting expense recorded on application of SFAS No. 123 (ii)	(739,696)	-	(255,835)
Compensation cost recorded on application of APB No. 25 (iii) (b)	-	(119,000)	-
Compensation costs recorded on application of FIN 44 (iii) (a)	(984,812)	-	-
Gain on termination of SoBe agreement (viii)	3,734,002	(3,734,002)	-
Impact of change in reporting currency, decrease (increase) in net income (loss) (e):			
Revenues	-	-	(557,683)
Expenses	-	-	569,209
Net income (loss) for the year, US GAAP	3,511,343	(3,219,782)	(1,302,517)
Provision for dividends on preferred shares	(4,414)	(288,563)	(154,249)
Value of 360,000 detachable warrants issued in connection with preferred shares (vii)	-	-	(100,800)
Beneficial conversion feature relating to premium on conversion option on preferred shares (vii)	-	-	(561,250)
Net income (loss) available to common shareholders, US GAAP	$ 3,506,929	$ (3,508,345)	$ (2,118,816)
Basic and diluted earnings (loss) per share, US GAAP	$ 0.26	$ (0.34)	$ (0.28)

(Expressed in US Dollars)

19. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

a) Adjustments to Consolidated Financial Statements – Continued

Adjustments to Assets, Liabilities and Shareholders' Equity

	2002	2001
Total assets, Canadian GAAP	$ 22,426,084	$ 30,373,140
Write-off product launch costs and certain deferred costs (i)	(229,451)	(282,500)
Reduce carrying value of investments in preferred shares (v)	(1,007,550)	(1,004,878)
Reduction for amount due on termination of license agreement	-	(4,131,562)
Total assets, US GAAP	$ 21,189,083	$ 24,954,200
Total liabilities, Canadian GAAP	$ 9,129,171	$ 17,753,745
Reclassifying equity component of Class E preferred shares from equity to long-term liabilities (vi)	310,709	306,295
Reduction in long-term debt upon application of Rule 5-02.28 (vi)	(112,484)	-
Reduction of costs recognized on termination of license agreement	-	(397,560)
Total liabilities, US GAAP	9,327,396	17,662,480
Total shareholders' equity, Canadian GAAP	13,296,913	12,619,395
Reclassify Class E preferred shares to long-Term liabilities (vi)	(310,709)	(306,295)
Change in deficit relating to:		
Application of SOP 98-5 (i)	(997,023)	(1,047,400)
Application of EITF 00-2 (iv)	(239,978)	(239,978)
Application of Rule 5-02.28 (vi)	112,484	-
Application of SAB 101 to termination gain (viii)	-	(3,734,002)
Total shareholders' equity, US GAAP	11,861,687	7,291,720
Total liabilities and shareholders' equity, US GAAP	$ 21,189,083	$ 24,954,200

(Expressed in US Dollars)

19. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

a) Adjustments to Consolidated Financial Statements – Continued

	2002	2001	2000
Cash flows from operating activities under Canadian GAAP	$ 1,169,878	$ 1,288,347	$ 1,798,281
Application of SOP 98-5 and EITF 00-2 (i), (iv)	(100,959)	(1,000,708)	(109,327)
Cash flows from operating activities under US GAAP	$ 1,068,919	$ 287,639	$ 1,688,954
Cash flows from investing activities under Canadian GAAP	$ 4,160,337	$ (5,356,312)	$ (1,876,050)
Application of SOP 98-5 and EITF 00-2 (i), (iv)	100,959	1,000,708	109,327
Cash flows from investing activities under US GAAP	$ 4,261,296	$ (4,355,604)	$ (1,766,723)

i) Product Launch and Deferred Costs

Under US GAAP, according to Statement of Position ("SOP") 98-5, *Reporting on the Costs of Start-Up Activities*, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

ii) a) During the year ended February 28, 2002, the Company granted 400,000 warrants to acquire common shares to an officer of a wholly-owned subsidiary in exchange for consulting services rendered. The fair value of the warrants which have an exercise price between $1.00 and $1.25 and expire on August 21, 2006 has been determined to be $283,073 based on the Black-Scholes option pricing model.

b) During the year ended February 28, 2002, the Company repriced stock options previously granted to the President of the Company. Under SFAS No. 123, the fair value of the repriced options has been determined to be $456,623 based on the Black-Scholes option pricing model. This amount would be recorded as a consulting expense under US GAAP.

c) During the year ended February 29, 2000, the Company granted stock options to purchase 100,000 common shares of the Company to a third party at an option price of $2.00 in recognition of consulting services provided. The fair market value of these options in the amount of $142,479 at date of grant would be recorded as consulting expense under US GAAP, SFAS No. 123, for the year ended February 29, 2000.

(Expressed in US Dollars)

19. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

a) Adjustments to Consolidated Financial Statements – Continued

ii) d) Under US GAAP, the fair value of warrants to purchase common shares granted to shareholders who are not officers, directors or employees, in exchange for services is also recorded as compensation expense. The fair value of 115,000 warrants to purchase common shares issued during the year ended February 29, 2000 at exercise prices between $1.25 and $1.50 in the amount of $113,356 has been also recorded as an increase in the net loss for the year under US GAAP.

e) The fair value amount for stock-based compensation is determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting on date of grant, a contractual term or expected life of five years (for warrants and options respectively), a weighted average annualized volatility of the Company's share price of 100% (2000 – 71%) and a weighted average annualized risk free interest rate of 4.6% (2000 – 6.6%).

Under Canadian GAAP there is no specific requirement to record the value of such stock-based compensation.

iii) a) During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FASB Interpretation No. 44 ("FIN 44"), the resulting intrinsic value of the stock option in the amount of $984,812 is recorded as a compensation expense. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) will be recorded in subsequent periods based on the fluctuation in the share price.

b) During the year ended February 28, 2001, the Company granted stock options to an employee and director with an exercise price less than the market trading price of the underlying common stock at the date of grant. Under Accounting Principles Board Opinion No. 25 ("APB No. 25"), the resulting intrinsic value of the stock option is recorded as compensation expense.

Under Canadian GAAP there is no specific requirement to record the value of such stock-based compensation.

iv) Under Emerging Issues Task Force Issue No. 00-2 ("EITF 00-2"), *Accounting for Website Development Cost* in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

(Expressed in US Dollars)

19. Differences Between Canadian and United States Generally Accepted Accounting Principles – *Continued*

a) Adjustments to Consolidated Financial Statements – Continued

v) Under US GAAP, applicable to non-monetary related party transactions, the consideration received in connection with the sale of the Quick.com assets and business (Note 1(a)) would be recorded at the amount of the book value of the assets disposed. As a result of applying EITF 00-2 and SOP 98-5 to the operations of the Quick business, the book value of the Quick business on disposition for US GAAP purposes differs from the Canadian GAAP book value.

vi) Per SEC Regulation S-X, Rule 5-02.28 ("Rule 5-02.28"), preferred shares which are redeemable at the option of the holder for cash are classified as a liability and there is no beneficial conversion feature on the preferred shares. The preferred shares are not redeemable before 2003 and, hence, are classified as long-term.

As there is no equity portion of the preferred shares under US GAAP, the $112,484 interest accretion (Note 10) is eliminated.

vii) Under US GAAP, the proceeds of a preferred share issue which includes detachable warrants are allocated between the shares and warrants which are valued based on fair value. Similarly, under US GAAP, if a convertible preferred share includes a beneficial conversion feature at the date of commitment, then the value assigned to the beneficial conversion feature is also recognized as a return to the preferred shareholder from the date of issue to the earliest date that the conversion option may be exercised. There is no corresponding requirement under Canadian GAAP to record these beneficial conversion features or warrant values.

viii) Recognition of Gain on Termination of SoBe Agreement

According to Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, the gain on termination of the SoBe license agreement is recognized when there is persuasive evidence of an arrangement which, under US GAAP, requires the possession of a final agreement properly executed by both parties. The executed termination agreement was received by the Company on March 2, 2001. Under Canadian GAAP, the gain is recognized when the parties to the license agreement agree on the final terms, which in this case occurred on February 28, 2001.

b) Other Information Regarding US GAAP

Stock-Based Compensation

a) Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting For Stock-Based Compensation*, issued in October 1995, requires the use of a fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.

(Expressed in US Dollars)

19. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

b) Other Information Regarding US GAAP – Continued

Stock-Based Compensation - Continued

a) However, SFAS No. 123 allows the Company to continue to measure compensation cost for employees and directors in accordance with APB Opinion No. 25 which specifies the use of the intrinsic value method. Stock options are normally granted at the quoted market value of the Company's common shares at the date of the grant. Under APB Opinion No. 25, if the exercise price equals or exceeds the quoted market price at grant date, there is no compensation cost to be recognized by the Company.

b) In March 2000, the FASB issued FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of the Accounting Principles Board Opinion No. 25)* (the "Interpretation"). Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

This Interpretation became effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occurred after either December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000. The effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. The Company has evaluated the effects of this new statement and determined that 5,000 previously granted employee stock options, which were repriced during the year ended February 29, 2000, commenced being recorded as variable stock options on a prospective basis effective July 1, 2000. Under this accounting method, increases in the trading price of the Company's common stock over the exercise price of the related share purchase option are recorded as employee compensation expense, and decreases as recoveries. There was no additional employee compensation expense for the years ended February 28, 2002 or 2001.

c) Revenue Recognition

In 1999, Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, was issued. The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, as amended by SAB No. 101B and becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Except as disclosed in Note 19(a) (ix) above, the Company has determined that SAB No. 101 does not have a material effect on its consolidated financial statements.

(Expressed in US Dollars)

19. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

d) Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

		2002		2001		2000
Net income (loss) for the year, US GAAP	$	3,506,929	$	(3,219,782)	$	(1,302,517)
Other comprehensive income (loss):						
Foreign currency translation adjustments		(547,876)		-		4,627
Comprehensive income (loss), US GAAP	$	2,959,053	$	(3,219,782)	$	(1,297,890)

e) Change in Reporting Currency

Effective February 29, 2000, the Company adopted the US dollar as its reporting currency. As a result of this change, for Canadian GAAP purposes, the Company's financial statements for all periods presented through February 29, 2000 have been translated from Canadian to US dollars using the "translation of convenience" method whereby the financial statement amounts were translated into US dollars using the exchange rate in effect at February 29, 2000.

f) New Accounting Pronouncements

In June 1998, The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging activities". SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earning effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of the new standards did not affect the Company's financial statements.

(Expressed in US Dollars)

19. Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

f) New Accounting Pronouncements - Continued

In June 2001, the Financial Accounting Standards Board finalized SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company's previous business combinations were accounted for using the purchase method. As of February 28, 2002, the net carrying value of goodwill is $2,093,348 and trademarks and rights are $334,606. Goodwill amortization expense during the year ended February 28, 2002 was $183,830. Trademarks and rights amortization expense was $109,737. Currently the Company is assessing but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. The implementation of this new standard is not expected to have a material effect on the Company's financial statements.

LEADINGBRANDS™

CORPORATE DIRECTORY

www.LBIX.com

Leading Brands, Inc.
Head Office:
Leading Brands, Inc.
160 - 7400 River Road
Richmond, BC Canada V6X 1X6
Tel: 604-214-9722 Fax: 604-214-9733
Toll Free: 1-800-729-2746

Leading Brands of America, Inc.
880 Canal Street
Stamford, CT USA 06902
Tel: 203-323-9435
Fax: 203-323-9461

Directors:

Peter Buckley
President
Old Spaghetti Factory
Canada Ltd.
Vancouver, BC

Douglas Carlson
Chief Executive Officer
Fiji Water, LLC
Aspen, CO

R. Thomas Gaglardi
President
Northland Properties Ltd.
Vancouver, BC

Iain J. Harris
Chairman and
Chief Executive Officer
Summit Holdings Ltd.
Vancouver, BC

Ralph D. McRae
Chairman, President and
Chief Executive Officer
Leading Brands, Inc.
Richmond, BC

D. Jonathan Merriman
President and
Chief Executive Officer
RateXchange Corporation
San Francisco, CA

Officers:

R. Thomas Gaglardi
Secretary

Ralph D. McRae
Chairman, President and
Chief Executive Officer

Derek Henrey, CA
Chief Financial Officer and
Vice President Finance

Howard Wishner
Executive Vice President of Marketing and
Chief of Corporate Communications

Leading Brands of Canada, Inc.
Western Canada Regional Office:
4104 – 99 Street NW
Edmonton AB Canada T6E 3N5
Tel: 780-435-2746 Fax: 780-473-8667
Toll Free: 1-800-660-2746

Leading Brands of Canada, Inc.
Eastern Canada Regional Office:
1050 Seminaire Nord - Suite 250
St. Jean QC Canada J3A 1S7
Tel: 450-357-9391 Fax: 450-357-2878

Packaging Division: North American Bottling

British Columbia:
120 - 7400 River Road
Richmond BC Canada

Alberta:
4104 – 99 Street NW
Edmonton AB Canada

Distribution Division:

British Columbia:
120 - 7400 River Road
Richmond BC Canada

Alberta:
Bay 116 – 7139-44 Street SE
Calgary AB Canada

8025 – 127 Avenue
Edmonton AB Canada

Quebec:
2300 Chemin Monterey
Chomedey QC Canada

Ontario:
104 Walker Drive
Brampton ON Canada

Stock Exchange Listings:
NASDAQ
Trading Symbol: LBIX
Toronto Stock Exchange (TSX)
Trading Symbol: LBI

Shareholder Information:
Marilyn Kerzner
Director of Corporate Affairs
Toll Free: 1-800-729-2746
mkerz@LBIX.com

Transfer Agent:
Pacific Corporate Trust Co.
625 Howe Street – 10th Floor
Vancouver BC Canada

Auditor:
BDO Dunwoody LLP
Chartered Accountants
600 – 666 Burrard Street
Vancouver BC Canada

Annual General Meeting:
Leading Brands, Inc.
Tuesday, August 27, 2002
1111 West Georgia Street
Vancouver BC Canada

Quick Home Delivery (Canada), Inc.
Unit 14 – 13331 Vulcan Way
Richmond, BC Canada V6V 1K4
Tel: 604-639-5300 Fax: 604-639-5301
Website: www.Quick.com